FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.	**0001099391**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 19, 2003, Series 2003-RS1	**333-86786**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: ______________________
Name: Michael Mead
Title: Vice President

Dated: February 19, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RAMP Series 2003-RS1 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS1

$700,000,000 (Approximate)

Subject to Revision

January 28, 2003 – REVISED Computational Materials

Changes to Prior Version:

1. **See changed page 15: Group I Percent of Pool over 80% LTV with MI:** *66.83%*
2. **See changed page 20: Group II Percent of Pool over 80% LTV with MI:** 5.26

The analysis in this report is based on collateral information provided by Residential Funding Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

New Issue Computational Materials

$700,000,000 (Approximate)

RAMP Series 2003-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS1

January 28, 2003

Expected Timing:	Pricing Date:	On or about January [31], 2003
	Settlement Date:	On or about February [27], 2003
	First Payment Date:	March 25, 2003
Structure:	Group I:	$300.0 million **senior/subordinate** structure
	Group II:	$400.0 million **surety** structure
	Rating Agencies:	Moody's and Standard & Poor's

Structural Summary
January 28, 2003
RAMP Series 2003-RS1 Trust
$700,000,000 (Approximate)
Subject to Revision

Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (S&P /Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WA Life (yrs.) To Call / to Mat.	Pmt. Window (mos.) to Call / # of mos.	Exp. Mat. to Call / to Mat.	Final Scheduled Maturity
A-I-1	98,100,000	AAA / Aaa	Seq Fltr (4)	0	Actual/360	0.90 / 0.90	1 – 20 / 20	10/04 / 10/04	January 2019
A-I-2	33,200,000	AAA / Aaa	Seq Fxd (7)	24	30/360	2.00 / 2.00	20 – 28 / 9	6/05 / 6/05	April 2023
A-I-3	50,700,000	AAA / Aaa	Seq Fxd (7)	24	30/360	3.00 / 3.00	28 – 47 / 20	1/07 / 1/07	May 2028
A-I-4	38,600,000	AAA / Aaa	Seq Fxd (7)	24	30/360	5.00 / 5.00	47 – 79 / 33	9/09 / 9/09	March 2031
A-I-5	29,100,000	AAA / Aaa	Seq Fxd (6,8)	24	30/360	8.28 / 10.74	79 – 103 / 25	9/11 / 5/21	February 2033
A-I-6	27,800,000	AAA / Aaa	Seq Fxd – NAS (8)	24	30/360	6.48 / 6.62	37 – 103 / 67	9/11 / 2/21	February 2033
M-I-1	12,000,000	AA / Aa2	Mez Fxd (8)	24	30/360	5.70 / 6.10	37 – 103 / 67	9/11 / 10/15	February 2033
M-I-2	7,500,000	A / A2	Mez Fxd (8)	24	30/360	5.66 / 5.78	37 – 103 / 67	9/11 / 7/13	February 2033
M-I-3	3,000,000	BBB / Baa2	Mez Fxd (8)	24	30/360	4.90 / 4.90	37 – 88 / 52	6/10 / 6/10	February 2033
A-I- IO	Notional	AAA / Aaa	Fxd – IO	24	30/360	1.00 / 1.00	1 – 30 / 30	8/05 / 8/05	August 2005
A-II (9)	400,000,000	AAA / Aaa	Fltr (5,6)	0	Actual/360	2.92 / 3.17	1 – 95 / 95	1/11 / 7/20	February 2033
Total	**$700,000,000**								

(1) Class sizes subject to a 10% variance.
(2) Pricing Prepayment Speed Assumption:
Group I Loans: 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter)
Group II Loans: 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter)
(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) to the maturity of the related Loan Group.
(4) The lesser of (i) one-month LIBOR plus the related margin and (ii) the weighted average of the net mortgage rates of the Group I Loans, adjusted for the interest payable to the Class A-I-IO Certificates from March 2003 through August 2005.
(5) The least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.
(6) If the 10% optional call for Loan Group I is not exercised, the coupon on the Class A-I-5 Certificates will increase by 0.50% per annum on the second distribution date after the first possible optional call date. Likewise, if the 10% optional call for Loan Group II is not exercised, the margin on the Class A-II Certificates will double on the second distribution date after the first possible optional call date.
(7) The pass-through rate on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates will be equal to the related fixed rate per annum.
(8) The pass-through rates on the Class A-I-5, Class A-I-6, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum, in each case subject to certain limitations, as provided herein.
(9) Ambac will guarantee timely principal and interest, subject to certain limitations, as described herein.

Issuer:	RAMP Series 2003-RS1 Trust.
Certificates:	The Class A-I-1 through Class A-I-6 Certificates, and the Class A-I-IO Certificates (together, the "Class A-I Certificates"), Class M-I-1 Certificates, Class M-I-2 Certificates and Class M-I-3 Certificates ("the Class M-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates, Class A-II Certificates and Class M-I Certificates are referred to as the "Certificates".
Underwriters:	J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.03% of the Group I Loans and approximately 95.40% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Class A-II Certificate Insurer:	Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's and AAA by Standard & Poor's.
Trustee:	JPMorgan Chase Bank
Prepayment Assumption:	Group I – 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter). Group II – 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter).
Statistical Calculation Date:	January 1, 2003. The weighted average mortgage loan characteristics presented herein are not expected to materially change at closing.
Cut-Off Date:	February 1, 2003.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing in March 2003.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A-I, Class M-I-1 and Class A-II Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2 and Class M-I-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that the Class A-I and Class A-II Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Optional Call: If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. However, no termination of the trust with respect to the Group I Loans will be permitted if the Class A-II Certificate Insurer can show a reasonable probability that it would result in a draw on the Policy, and no termination of the trust with respect to the Group II Loans will be permitted if it would result in a draw on the Policy, unless the Class A-II Certificate Insurer consents to the termination. The optional calls are independent of each other.

Credit Enhancement:

A. Loan Group I Subordination (Class A-I and Class M-I Certificates only).
Except as described below, with respect to the Group I Loans, if the Class M-I Certificates remain outstanding, losses on the Group I Loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class M-I Certificates with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M-I Certificates are outstanding, all such losses will be allocated to the Class A-I Certificates as described in the prospectus supplement.

Class	Initial Subordination*
Class A-I	[8.25]%
Class M-I-1	[4.25]%
Class M-I-2	[1.75]%
Class M-I-3	[0.75]%

* Includes the overcollateralization provisions as described herein

B. Ambac Wrap ("The Policy"; Class A-II Certificates only).
Ambac will guarantee: (a) interest on the Class A-II Certificates at the related Pass-Through Rate, (b) the amount of any losses allocated to the Class A-II Certificates not covered by excess cash flow or overcollateralization and (c) the payment of principal on the Class A-II Certificates by no later than the February 2033 distribution date. The Policy will not guarantee any interest shortfalls relating to the Relief Act, prepayment interest shortfalls, basis risk shortfalls, or any deferred interest with respect to the loans with a negative amortization feature.

C. Overcollateralization ("OC").

	Group I	Group II
Initial (%Orig.)	0.00%	0.00%
OC Target (% Orig.)	[0.75%]	[7.00%]
Stepdown OC Target (% Current)	[1.50%] (1)	[14.00%] (1)
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	[None]	[None]

(1) Subject to certain trigger events as specified in the underlying documents.

D. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

E. Excess Spread.

- Group I: Initially equal to approximately 306 bps per annum (before losses) and is expected to be available to build OC starting on the March 2003 Distribution Date.
- Group II: Initially equal to approximately 593 bps per annum (before losses) and is expected to be available to build OC starting on the March 2003 Distribution Date.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of interest to the related certificates in the priority described herein;

(2) Distribution of principal to the related certificates, other than the Class A-I-IO Certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, other than the Class A-I-IO Certificates, and subsequently, to the non-related Class A Certificates, other than the Class A-I-IO Certificates, to cover some realized losses, in the priority described herein;

(4) Reimbursement to the certificate insurer for prior draws made on The Policy;

(5) Distribution of additional principal to the related certificates, other than the Class A-I-IO Certificates, and subsequently, to the non-related certificates, other than the Class A-I-IO Certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates in respect of prepayment interest shortfalls;

(7) Payment to the Class A-II Certificates in respect of any Basis Risk Shortfall Carry-Forward Amount;

(8) Payment of any Group I Net WAC Cap Carry Forward Amount sequentially as follows (a) first, to the Class A-I Certificates, on a pro rata basis, and (b) second, to the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates, in that order; and

(9) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period: Classes A-I-2 through Class A-I-6, Class A-I-IO and Class M-I: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1 and Class A-II: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

Pass-Through Rates: Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (x) One-Month LIBOR plus __% (the "Class A-I-1 Margin"), and (y) the Class A-I-1 Net WAC Cap.
- For the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupons.
- For the Class A-I-6 Certificates, interest will accrue from the March 2003 Distribution Date through the August 2005 Distribution Date at a fixed rate, equal to the lesser of (a) the respective fixed rate coupon and (b) the Group I Adjusted Net WAC Cap, thereafter at a fixed rate, equal to the respective fixed rate coupon.
- The fixed rate coupon on the Class A-I-5 Certificates will increase by 0.50% per annum for any Distribution Date on and after the second Distribution Date after the first possible Optional Call Date.
- For the Class A-I-5, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates, interest will accrue from the March 2003 Distribution Date through the August 2005 Distribution Date at a fixed rate, equal to the lesser of (a) the respective fixed rate coupon and (b) the Group I Adjusted Net WAC Cap.
- For the Class A-I-IO Certificates, the coupon as described on page 29.

Group II Pass-Through Rate:

- The Class A-II Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus __% (the "Class A-II Margin"), and for any Distribution Date on and after the second Distribution Date following the first Optional Call Date, One-Month LIBOR plus 2 times the Class A-II Margin, (y) 14%, and (z) the Group II Net WAC Cap.

Group I Adjusted Net WAC Cap: For the March 2003 distribution date through the August 2005 distribution date, a per annum rate equal to (1) the Group I Net WAC Cap Rate minus (2) the Pass-Through Rate for the Class A-I-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-I-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate principal balance of the Group I Loans immediately prior to such distribution date. For any distribution date after the August 2005 distribution date, the Group I Net WAC Cap Rate.

Group I Net WAC Cap Rate: For any distribution date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs.

Class A-I-1 Net WAC Cap: The product of (x) the Group I Adjusted Net WAC Cap and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

Group I Net WAC Cap Carry-Forward Amount:

As to any Distribution Date for the Class A-I (other than the Class A-I-IO) and Class M-I Certificates, the sum of:

(i) the excess, if any, of interest due such Certificates (without regard to the Group I Adjusted Net WAC Cap or the Class A-I-1 Net WAC Cap, as applicable) over interest due such Certificates at a rate equal to the Group I Adjusted Net WAC Cap or the Class A-I-1 Net WAC Cap, as applicable;

(ii) any amounts as described in clause (i) remaining unpaid from prior Distribution Dates; and

(iii) interest on the amount in clause (ii) at the related pass-through rate (without regard to the Group I Adjusted Net WAC Cap or Class A-I-1 Net WAC Cap).

Class A-I-IO Certificates:

The notional principal balance of the Class A-I-IO Certificates will be equal to the lesser of (i) the applicable amount shown in the schedule found on page 29 and (ii) the aggregate principal balance of the Group I Loans as of the end of the preceding due period.

Group II Net WAC Cap:

With respect to any Distribution Date and the Group II Certificates, the product of (x) the weighted average of the Net Mortgage Rates of the Group II Loans, and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates is limited to the Group II Net WAC Cap, the resulting shortfall will carry forward with interest, thereon, subject to a maximum of 14% (the "Basis Risk Shortfall Carry-Forward Amount").

Weighted Average Monthly Fees:

Master servicing fee and sub-servicing fee of approximately:
0.329% for Group I
0.497% for Group II
The Policy premium for the Class A-II Certificates as stated in the underlying documents.

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee, (b) the sub-servicing fee and (c) the rate at which The Policy premium accrues.

Compensating Interest:

With respect to each loan group, the Master Servicer will be required to cover prepayment interest shortfalls in full up to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer plus reinvestment income for such distribution date with respect to that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances:

The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan. Advances are required to be made only to the extent they are deemed by the master servicer to be recoverable from related late collections, insurance proceeds or liquidation proceeds.

Group I Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, the excess, if any, of the aggregate principal balance of the Group I Loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate principal balance of the Class A-I Certificates and Class M-I Certificates, other than the Class A-I-IO Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, [0.75]% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) [1.50]% of the then current aggregate principal balance of the Group I Loans as of the end of the related Due Period and (ii) the Group I Overcollateralization Floor; provided, however, that if a Group I Trigger Event is in effect, the Group I Required Overcollateralization Amount shall be such amount on the immediately preceding Distribution Date.

Group I Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in March 2006 and (y) the first Distribution Date on which the sum of the aggregate principal balance of the Class M-I Certificates and the Group I Overcollateralization Amount immediately prior to that Distribution Date is equal to or greater than [16.50]% of the aggregate principal balance of the Group I Loans as of the end of the preceding due period.

Group I Trigger Event: A Group I Trigger Event is in effect with respect to any Distribution Date if the three-month average of sixty-day or more delinquent loans (including foreclosure and REO), as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds the Group I Senior Enhancement Percentage.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate principal balance of the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates and (ii) the Group I Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Group I Overcollateralization Floor: As to the Group I Loans, an amount equal to 0.50% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date.

Group I Overcollateralization Increase Amount: With respect to any Distribution Date and the Group I Loans, an amount equal to the lesser of (i) available excess cash flow from the Group I Loans and (ii) the excess, if any, of (x) the related Group I Required Overcollateralization Amount for that Distribution Date over (y) the Group I Overcollateralization Amount for that Distribution Date.

Group I Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Group I Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Group I Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Group I Loans for that Distribution Date.

Group I Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Group I Overcollateralization Amount over the Group I Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans and (b) the Group I Overcollateralization Increase Amount less (c) the Group I Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions: The Class A-I Principal Distribution Amount for any applicable Distribution Date will be distributed to the Class A-I-1 through Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.

Class A-I-6
Pro Rata Distribution Amount: For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-6 Lockout
Distribution Amount: For any distribution date, the product of (x) the Class A-I-6 Lockout Percentage for that distribution date and (y) the Class A-I-6 Pro Rata Distribution Amount for that distribution date. In no event shall the Class A-I-6 Distribution Amount for a distribution date exceed the Group I Principal Distribution Amount for that distribution date.

Class A-I-6 Lockout Percentage

Distribution Dates	Lockout Percentage
Mar. 2003 through and including Feb. 2006	0%
Mar. 2006 through and including Feb. 2008	45%
Mar. 2008 through and including Feb. 2009	80%
Mar. 2009 through and including Feb. 2010	100%
Mar. 2010 and thereafter	300%

Class M-I-1
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage: As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below.

Class	Percentage
A-I	[83.50]%
M-I-1	[91.50]%
M-I-2	[96.50]%
M-I-3	[98.50]%

Group II Principal Distributions: Group II available principal will be distributed to the Class A-II Certificates until paid in full.

Group II Stepdown Date: The later to occur of (x) the Distribution Date in September 2005 and (y) the first Distribution Date on which the Group II overcollateralization amount immediately prior to that Distribution Date is equal to or greater than [14.00]% of the aggregate stated principal balance of the Group II Loans as of the end of the preceding due period.

Collateral Description:

Two groups: Group I (fixed) and Group II (adjustable).

- Loan Group I will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $300,296,840 as of the Cut-off Date.
- Loan Group II will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $400,500,532 as of the Cut-off Date.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs. Examples include mortgage loans with greater debt-to-income ratios, mortgage loans with a combination of higher LTV for reduced documentation type, or mortgage loans with a combination of higher LTV for the credit grade.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf.
- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf.
- Home Solution program, under which Residential Funding purchases first lien mortgage loans with LTV's up to 107 and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf.
- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf.

RAMP Series 2003-RS1 – Collateral Characteristics (Group I Loans)
Summary Report

Principal Balance	$300,296,839.57
Number of Mortgage Loans	1,816

	Average	Minimum	Maximum
Original Principal Balance	$165,742	$25,000	$1,500,000

	Weighted Average	Minimum	Maximum
Original Term (mos)	328	120	360
Remaining Term to Maturity (mos)	326	115	360
Age (mos)	2	0	19
Mortgage Rate	7.665%	5.500%	13.000%
Loan-to-Value Ratio	84.96%	20.00%	107.00%
Credit Score	674	491	813

Lien Position	% of Loan Group
1st Lien	100.00%

Occupancy	% of Loan Group
Primary Residence	89.54%
Second/Vacation	1.85%
Non-Owner Occupied	8.61%

Documentation	% of Loan Group
Full Documentation	37.38%
Reduced Documentation	62.62%

Servicing	% of Loan Group
Homecomings	96.03%

Delinquency	% of Loan Group
Current	99.75%
30 to 59 Days Delinquent	0.25%

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	74.48%
Alternet Exceptions (RASC)	9.95%
Jumbo A Exceptions (RFMSI)	11.30%
Home Solution Exceptions (RAMP-RZ)	4.27%

Loan Purpose	% of Loan Group
Purchase	57.93%
Equity Refinance	28.32%
Rate/Term Refinance	13.75%

Property Type	% of Loan Group
Single Family Detached	57.14%
2 to 4 Family Units	17.77%
PUD (detached)	15.52%
Condo Low-Rise	5.97%
PUD (attached)	1.94%
Manufactured Home	0.86%
Townhouse	0.41%
Condo High-Rise	0.39%
Condo Mid-Rise	0.01%

Percent of Pool with Prepayment Penalty	45.35%
Percent of Pool Over 80% LTV with MI	66.83%

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance
499 or less	1	$34,287	0.01%
500 to 519	5	365,438	0.12
520 to 539	5	334,954	0.11
540 to 559	7	331,536	0.11
560 to 579	14	1,015,144	0.34
580 to 599	59	4,844,928	1.61
600 to 619	95	11,699,308	3.90
620 to 639	333	52,930,675	17.63
640 to 659	357	59,429,694	19.79
660 to 679	315	52,666,279	17.54
680 to 699	217	39,510,746	13.16
700 to 719	156	29,392,313	9.79
720 to 739	86	15,839,939	5.27
740 to 759	65	11,413,092	3.80
760 or greater	92	19,411,505	6.46
Subtotal with Credit Scores:	**1,807**	**$299,219,838**	**99.64%**
Not Available (1)	9	1,077,001	0.36
Total:	**1,816**	**$300,296,840**	**100.00%**

(1) Group I Loans indicated as having a Credit Score that is "not available" include mortgage Loans where the Credit Score was not provided by the related seller and Group I Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 100,000	692	$49,523,810	16.49%
100,001 to 200,000	603	85,225,446	28.38
200,001 to 300,000	285	69,581,895	23.17
300,001 to 400,000	155	53,717,000	17.89
400,001 to 500,000	50	22,349,952	7.44
500,001 to 600,000	17	9,250,731	3.08
600,001 to 700,000	9	5,806,730	1.93
700,001 to 800,000	2	1,507,271	0.50
800,001 to 900,000	1	862,395	0.29
900,001 to 1,000,000	1	972,901	0.32
1,000,001 to 1,500,000	1	1,498,709	0.50
Total:	**1,816**	**$300,296,840**	**100.00%**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
5.500 to 5.999	18	$5,857,469	1.95%
6.000 to 6.499	116	35,267,294	11.74
6.500 to 6.999	183	43,050,423	14.34
7.000 to 7.499	211	34,350,847	11.44
7.500 to 7.999	399	62,876,504	20.94
8.000 to 8.499	366	54,544,799	18.16
8.500 to 8.999	286	42,203,661	14.05
9.000 to 9.499	68	7,747,532	2.58
9.500 to 9.999	102	9,838,453	3.28
10.000 to 10.499	32	2,264,356	0.75
10.500 to 10.999	20	1,311,089	0.44
11.000 to 11.499	6	393,496	0.13
11.500 to 11.999	6	458,084	0.15
12.000 to 12.499	1	71,283	0.02
12.500 to 12.999	1	31,584	0.01
13.000 to 13.499	1	29,965	0.01
Total:	**1,816**	**$300,296,840**	**100.00%**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
5.000 to 5.499	11	$4,212,079	1.40%
5.500 to 5.999	89	27,622,679	9.20
6.000 to 6.499	164	41,061,842	13.67
6.500 to 6.999	203	35,742,377	11.90
7.000 to 7.499	359	55,652,098	18.53
7.500 to 7.999	407	62,321,106	20.75
8.000 to 8.499	319	47,849,927	15.93
8.500 to 8.999	98	11,490,561	3.83
9.000 to 9.499	97	9,050,567	3.01
9.500 to 9.999	44	3,546,637	1.18
10.000 to 10.499	11	830,405	0.28
10.500 to 10.999	6	368,390	0.12
11.000 to 11.499	5	415,339	0.14
11.500 to 11.999	1	71,283	0.02
12.000 to 12.499	2	61,549	0.02
Total:	**1,816**	**$300,296,840**	**100.00%**

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 to 50.00	33	$5,400,489	1.80%
50.01 to 55.00	16	3,954,130	1.32
55.01 to 60.00	29	5,590,663	1.86
60.01 to 65.00	39	8,880,821	2.96
65.01 to 70.00	53	11,433,389	3.81
70.01 to 75.00	80	16,240,877	5.41
75.01 to 80.00	401	79,829,529	26.58
80.01 to 85.00	89	14,297,020	4.76
85.01 to 90.00	274	43,480,939	14.48
90.01 to 95.00	485	77,397,471	25.77
95.01 to 100.00	286	30,259,547	10.08
100.01 to 110.00	31	3,531,966	1.18
Total:	**1,816**	**$300,296,840**	**100.00%**

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	144	$39,831,051	13.26%
Florida	242	28,394,670	9.46
New York	115	28,125,280	9.37
New Jersey	118	27,006,702	8.99
Illinois	141	26,517,779	8.83
Arizona	99	14,407,100	4.80
Colorado	54	10,517,600	3.50
Georgia	55	10,431,096	3.47
Massachusetts	32	9,510,036	3.17
Other	816	105,555,525	35.15
Total:	**1,816**	**$300,296,840**	**100.00%**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	1,070	$173,961,134	57.93%
Equity Refinance	559	85,054,079	28.32
Rate/Term Refinance	187	41,281,627	13.75
Total:	**1,816**	**$300,296,840**	**100.00%**

Occupancy Types of the Group I Loans

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary Residence	1,559	$268,884,259	89.54%
Non-Owner Occupied	231	25,853,677	8.61
Second/Vacation	26	5,558,904	1.85
Total:	**1,816**	**$300,296,840**	**100.00%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single-family detached	1,081	$171,582,219	57.14%
Two- to four-family units	267	53,348,641	17.77
Planned Unit Developments (detached)	227	46,608,494	15.52
Condo Low-Rise (less than 5 stories)	150	17,929,782	5.97
Planned Unit Developments (attached)	40	5,816,965	1.94
Manufactured Home	34	2,569,395	0.86
Townhouse	14	1,242,291	0.41
Condo High-Rise (9 stories or more)	2	1,161,653	0.39
Condo Mid-Rise (5 to 8 stories)	1	37,400	0.01
Total:	**1,816**	**$300,296,840**	**100.00%**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Reduced Documentation	1,114	$188,042,824	62.62%
Full Documentation	702	112,254,016	37.38
Total:	**1,816**	**$300,296,840**	**100.00%**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
None	828	$164,100,268	54.65%
12 Months	308	58,188,373	19.38
24 Months	11	987,257	0.33
36 Months	395	41,227,614	13.73
60 Months	270	35,372,219	11.78
Other [1]	4	421,109	0.14
Total:	**1,816**	**$300,296,840**	**100.00%**

(1) Not 0, 12, 24,36 or 60 months and not more than 60 months.

RAMP Series 2003-RS1 – Collateral Characteristics (Group II Loans)

Summary Report

Principal Balance	$400,500,531.84
Number of Mortgage Loans	2,535

	Average	Minimum	Maximum
Original Principal Balance	$158,318	$25,000	$1,000,000

	Weighted Average	Minimum	Maximum
Original Term (mos)	360	337	360
Remaining Term to Maturity (mos)	357	327	360
Age (mos)	3	0	16
Mortgage Rate	8.146%	4.250%	12.560%
Loan-to-Value Ratio	90.57%	17.00%	109.00%
Credit Score	641	492	810
Margin	6.684%	2.000%	12.170%
Initial Periodic Cap	3.217%	1.000%	7.000%
Periodic Cap	1.248%	1.000%	5.000%
Maximum Mortgage Rate	14.298%	9.250%	18.560%
Minimum Mortgage Rate	7.232%	2.000%	12.560%
Next Rate Adj. (mos)	30	2	119

Lien Position	% of Loan Group
1st Lien	100.00%

Occupancy	% of Loan Group
Primary Residence	93.60%
Non-Owner Occupied	5.85%
Second/Vacation	0.55%

Documentation	% of Loan Group
Full Documentation	66.49%
Reduced Documentation	33.51%

Servicing	% of Loan Group
Homecomings	95.40%

Delinquency	% of Loan Group
Current	98.85%
30 to 59 Days Delinquent	1.15%

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	18.22%
Alternet Exceptions (RASC)	72.64%
Jumbo A Exceptions (RFMSI)	7.48%
Home Solution Exceptions (RAMP-RZ)	1.66%

Loan Purpose	% of Loan Group
Purchase	48.82%
Equity Refinance	42.73%
Rate/Term Refinance	8.44%

Property Type	% of Loan Group
Single Family Detached	74.68%
PUD (detached)	12.77%
2 to 4 Family Units	4.86%
Condo Low-Rise	4.79%
PUD (attached)	1.77%
Townhouse	0.85%
Manufactured Home	0.14%
Condo High-Rise	0.13%
Condo Mid-Rise	0.01%

Percent of Pool with Prepayment Penalty	77.22%
Percent of Pool Over 80% LTV with MI	5.26%

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance
499 or less	1	$53,819	0.01%
500 to 519	50	6,199,754	1.55
520 to 539	40	6,294,069	1.57
540 to 559	49	6,649,411	1.66
560 to 579	178	25,787,055	6.44
580 to 599	385	50,678,648	12.65
600 to 619	526	73,277,180	18.30
620 to 639	380	55,498,958	13.86
640 to 659	295	47,098,572	11.76
660 to 679	188	35,318,231	8.82
680 to 699	121	21,960,369	5.48
700 to 719	101	19,469,526	4.86
720 to 739	80	16,704,975	4.17
740 to 759	58	16,216,311	4.05
760 or greater	80	19,104,451	4.77
Subtotal with Scores	**2,532**	**$400,311,327**	**99.95%**
Not Available (1)	3	189,205	0.05
Total:	**2,535**	**$400,500,532**	**100.00%**

(1) Group II Loans indicated as having a Credit Score that is "not available" include mortgage Loans where the Credit Score was not provided by the related seller and Group II Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0 to 100,000	780	$59,090,925	14.75%
100,001 to 200,000	1,212	171,231,052	42.75
200,001 to 300,000	330	80,475,470	20.09
300,001 to 400,000	112	38,926,451	9.72
400,001 to 500,000	67	30,345,071	7.58
500,001 to 600,000	24	13,020,817	3.25
600,001 to 700,000	5	3,274,087	0.82
700,001 to 800,000	3	2,285,999	0.57
800,001 to 900,000	1	862,379	0.22
900,000 or greater	1	988,282	0.25
Total:	**2,535**	**$400,500,532**	**100.00%**

Mortgage Rates of the Group II Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
4.000 to 4.499	3	$1,186,648	0.30%
4.500 to 4.999	10	4,342,533	1.08
5.000 to 5.499	37	12,620,715	3.15
5.500 to 5.999	68	16,950,667	4.23
6.000 to 6.499	91	20,962,667	5.23
6.500 to 6.999	166	34,115,013	8.52
7.000 to 7.499	121	23,668,330	5.91
7.500 to 7.999	269	48,387,975	12.08
8.000 to 8.499	292	48,064,323	12.00
8.500 to 8.999	576	81,739,654	20.41
9.000 to 9.499	333	41,552,808	10.38
9.500 to 9.999	359	43,971,262	10.98
10.000 to 10.499	127	14,517,263	3.62
10.500 to 10.999	58	6,365,894	1.59
11.000 to 11.499	16	1,480,982	0.37
11.500 to 11.999	5	325,544	0.08
12.000 to 12.499	3	161,922	0.04
12.500 to 12.999	1	86,334	0.02
Total:	**2,535**	**$400,500,532**	**100.00%**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
3.500 to 3.999	3	$1,186,648	0.30%
4.000 to 4.499	6	2,444,787	0.61
4.500 to 4.999	27	9,393,015	2.35
5.000 to 5.499	75	20,133,760	5.03
5.500 to 5.999	83	20,358,210	5.08
6.000 to 6.499	165	33,942,775	8.48
6.500 to 6.999	166	31,174,324	7.78
7.000 to 7.499	269	48,214,961	12.04
7.500 to 7.999	328	52,081,933	13.00
8.000 to 8.499	538	76,396,768	19.08
8.500 to 8.999	377	47,140,058	11.77
9.000 to 9.499	305	37,549,643	9.38
9.500 to 9.999	127	14,056,609	3.51
10.000 to 10.499	42	4,421,670	1.10
10.500 to 10.999	16	1,511,441	0.38
11.000 to 11.499	4	245,674	0.06
11.500 to 11.999	3	161,922	0.04
12.000 to 12.499	1	86,334	0.02
Total:	**2,535**	**$400,500,532**	**100.00%**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 to 50.00	17	$3,565,940	0.89%
50.01 to 55.00	6	1,540,703	0.38
55.01 to 60.00	7	1,984,364	0.50
60.01 to 65.00	18	5,078,346	1.27
65.01 to 70.00	35	10,045,991	2.51
70.01 to 75.00	72	16,532,742	4.13
75.01 to 80.00	279	57,900,939	14.46
80.01 to 85.00	142	22,380,313	5.59
85.01 to 90.00	354	56,322,376	14.06
90.01 to 95.00	473	71,494,274	17.85
95.01 to 100.00	1,119	151,940,632	37.94
100.01 to 110.00	13	1,713,911	0.43
Total:	**2,535**	**$400,500,532**	**100.00%**

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	244	$64,159,507	16.02%
Florida	271	36,733,946	9.17
Colorado	127	27,588,845	6.89
Illinois	133	23,486,114	5.86
Arizona	123	18,602,123	4.64
Ohio	147	17,677,267	4.41
Virginia	80	13,283,194	3.32
North Carolina	104	13,066,970	3.26
Michigan	96	12,646,002	3.16
Georgia	72	12,134,442	3.03
Other (1)	1,138	161,122,122	40.23
Total:	**2,535**	**$400,500,532**	**100.00%**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	1,333	$195,542,425	48.82%
Equity Refinance	1,041	171,136,805	42.73
Rate/Term Refinance	161	33,821,302	8.44
Total:	**2,535**	**$400,500,532**	**100.00%**

Occupancy Types of the Group II Loans

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary Residence	2,369	$374,860,947	93.60%
Non Owner-occupied	155	23,447,809	5.85
Second/Vacation	11	2,191,777	0.55
Total:	**2,535**	**$400,500,532**	**100.00%**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single-family detached	1,992	$299,084,041	74.68%
Planned Unit Developments (detached)	238	51,127,698	12.77
Two- to four-family units	102	19,459,041	4.86
Condo Low-Rise (less than 5 stories)	119	19,193,378	4.79
Planned Unit Developments (attached)	49	7,100,109	1.77
Townhouse	25	3,391,539	0.85
Manufactured Home	5	567,319	0.14
Condo High-Rise (9 stories or more)	4	525,371	0.13
Condo Mid-Rise (5 to 8 stories)	1	52,035	0.01
Total:	**2,535**	**$400,500,532**	**100.00%**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Full Documentation	1,819	$266,311,713	66.49%
Reduced Documentation	716	134,188,819	33.51
Total:	**2,535**	**$400,500,532**	**100.00%**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
None	421	$91,243,652	22.78%
12 Months	86	16,476,559	4.11
24 Months	1,068	157,542,597	39.34
36 Months	861	118,956,481	29.70
60 Months	88	14,622,337	3.65
Other (1)	11	1,658,906	0.41
Total:	**2,535**	**$400,500,532**	**100.00%**

(1) Not 0, 12, 24, 36, 48 or 60 months and no more than 60 months.

Index Types of the Group II Mortgage Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
6 Month LIBOR	2,390	$359,376,025	89.73%
1 Year LIBOR	75	16,669,753	4.16
1 Year Treasury	70	24,454,754	6.11
Total:	**2,535**	**$400,500,532**	**100.00%**

Maximum Mortgage Rates (%) of the Group II Loans

Maximum Mortgage Rates (%) Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 to 9.999	5	$1,862,178	0.46%
10.000 - 10.999	59	21,160,599	5.28
11.000 - 11.999	112	23,292,063	5.82
12.000 - 12.999	160	35,237,652	8.80
13.000 - 13.999	254	48,273,735	12.05
14.000 - 14.999	836	132,887,238	33.18
15.000 - 15.999	778	99,625,044	24.88
16.000 - 16.999	237	28,014,182	6.99
17.000 - 17.999	79	8,605,409	2.15
18.000 - 18.999	15	1,542,433	0.39
Total:	**2,535**	**$400,500,532**	**100.00%**

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
March 2003	1	$557,229	0.14%
April 2003	1	573,497	0.14
October 2003	1	478,222	0.12
November 2003	2	251,978	0.06
January 2004	2	282,382	0.07
March 2004	2	130,869	0.03
April 2004	1	42,956	0.01
May 2004	6	704,402	0.18
June 2004	10	1,682,208	0.42
July 2004	13	2,251,530	0.56
August 2004	52	7,492,895	1.87
September 2004	278	37,841,861	9.45
October 2004	691	101,145,450	25.25
November 2004	330	55,882,027	13.95
December 2004	66	11,763,725	2.94
January 2005	12	3,426,607	0.86
February 2005	1	587,329	0.15
March 2005	1	432,952	0.11
June 2005	1	398,191	0.10
July 2005	6	971,705	0.24
August 2005	10	2,503,294	0.63
September 2005	52	7,973,483	1.99
October 2005	306	41,633,735	10.40
November 2005	449	65,674,588	16.40
December 2005	20	4,312,667	1.08
September 2006	1	356,112	0.09
April 2007	1	386,679	0.10
July 2007	1	159,000	0.04
August 2007	5	1,216,167	0.30
September 2007	12	4,247,084	1.06
October 2007	32	10,251,855	2.56
November 2007	59	12,045,231	3.01
December 2007	46	9,382,827	2.34
August 2009	1	56,780	0.01
September 2009	5	2,051,000	0.51
October 2009	8	2,691,454	0.67
November 2009	31	5,119,669	1.28
December 2009	18	3,461,955	0.86
December 2012	1	78,938	0.02
Total:	**2,535**	**$400,500,532**	**100.00%**

Note Margin (%) of the Group II Loans

Note Margin (%) Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
2.000 to 2.499	58	$16,964,234	4.24%
2.500 to 2.999	176	40,998,826	10.24
3.000 to 3.499	8	2,612,585	0.65
3.500 to 3.999	29	9,323,225	2.33
4.000 to 4.499	39	6,984,865	1.74
4.500 to 4.999	60	10,776,104	2.69
5.000 to 5.499	174	34,345,570	8.58
5.500 to 5.999	82	12,698,392	3.17
6.000 to 6.499	122	19,999,087	4.99
6.500 to 6.999	156	24,086,917	6.01
7.000 to 7.499	213	33,556,376	8.38
7.500 to 7.999	274	41,768,670	10.43
8.000 to 8.499	346	46,910,935	11.71
8.500 to 8.999	350	46,163,716	11.53
9.000 to 9.499	219	27,815,695	6.95
9.500 to 9.999	131	15,441,473	3.86
10.000 to 10.499	60	6,802,984	1.70
10.500 to 10.999	20	1,719,452	0.43
11.000 to 11.499	15	1,093,994	0.27
11.500 to 11.999	2	187,637	0.05
12.000 to 12.499	1	249,795	0.06
Total:	**2,535**	**$400,500,532**	**100.00%**

Class A-I-IO Notional Balance *

Period	Notional Balance
1	$300,000,000
2	277,600,000
3	257,000,000
4	237,900,000
5	220,200,000
6	203,800,000
7	188,700,000
8	174,600,000
9	161,600,000
10	149,600,000
11	138,500,000
12	128,200,000
13	118,600,000
14	109,800,000
15	101,600,000
16	94,100,000
17	87,100,000
18	80,600,000
19	74,600,000
20	69,000,000
21	63,900,000
22	59,100,000
23	54,700,000
24	50,600,000
25	46,900,000
26	43,400,000
27	40,100,000
28	37,100,000
29	34,400,000
30	31,800,000
31 and thereafter	0

**Assumes a fixed coupon of [1.0]%*

Group II Net WAC Cap Analysis

Payment Date	Net WAC Cap (%) (1) (2)	Net WAC Cap Stress (%) (1) (3)	Payment Date	Net WAC Cap (%) (1) (2)	Net WAC Cap Stress (%) (1) (3)
03/25/2003	8.615	8.615	03/25/2007	8.137	13.610
04/25/2003	7.227	7.227	04/25/2007	7.349	12.294
05/25/2003	7.470	7.470	05/25/2007	7.595	12.704
06/25/2003	7.231	7.231	06/25/2007	7.350	12.296
07/25/2003	7.474	7.474	07/25/2007	7.595	12.976
08/25/2003	7.234	7.237	08/25/2007	7.351	12.558
09/25/2003	7.232	7.247	09/25/2007	7.351	12.559
10/25/2003	7.475	7.490	10/25/2007	7.596	12.979
11/25/2003	7.235	7.250	11/25/2007	7.351	12.566
12/25/2003	7.478	7.493	12/25/2007	7.597	12.986
01/25/2004	7.238	7.253	01/25/2008	7.352	12.568
02/25/2004	7.240	7.256	02/25/2008	7.352	12.569
03/25/2004	7.741	7.759	03/25/2008	7.860	13.437
04/25/2004	7.242	7.259	04/25/2008	7.307	12.726
05/25/2004	7.484	7.502	05/25/2008	7.550	13.151
06/25/2004	7.243	7.261	06/25/2008	7.307	12.728
07/25/2004	7.485	7.503	07/25/2008	7.551	13.153
08/25/2004	7.246	7.297	08/25/2008	7.197	13.083
09/25/2004	7.246	7.303	09/25/2008	7.156	13.195
10/25/2004	7.489	7.547	10/25/2008	7.395	13.635
11/25/2004	7.248	7.305	11/25/2008	7.157	13.195
12/25/2004	7.766	9.060	12/25/2008	7.397	13.635
01/25/2005	7.503	8.792	01/25/2009	7.158	13.195
02/25/2005	7.503	8.806	02/25/2009	7.159	13.217
03/25/2005	8.308	9.751	03/25/2009	7.927	14.000 (4)
04/25/2005	7.505	8.809	04/25/2009	7.160	13.227
05/25/2005	7.756	9.103	05/25/2009	7.399	13.668
06/25/2005	7.506	9.327	06/25/2009	7.161	13.227
07/25/2005	7.757	9.639	07/25/2009	7.400	13.668
08/25/2005	7.482	9.427	08/25/2009	7.162	13.227
09/25/2005	7.482	9.434	09/25/2009	7.163	13.229
10/25/2005	7.732	9.749	10/25/2009	7.402	13.670
11/25/2005	7.473	9.447	11/25/2009	7.164	13.229
12/25/2005	7.722	10.296	12/25/2009	7.403	13.670
01/25/2006	7.345	10.827	01/25/2010	7.165	13.229
02/25/2006	7.346	10.838	02/25/2010	7.166	13.229
03/25/2006	8.133	12.000	03/25/2010	7.934	14.000 (4)
04/25/2006	7.346	10.840	04/25/2010	7.167	13.230
05/25/2006	7.591	11.202	05/25/2010	7.406	13.671
06/25/2006	7.347	11.358	06/25/2010	7.168	13.230
07/25/2006	7.592	12.164	07/25/2010	7.407	13.671
08/25/2006	7.347	11.773	08/25/2010	7.169	13.230
09/25/2006	7.348	11.774	09/25/2010	7.169	13.230
10/25/2006	7.593	12.167	10/25/2010	7.409	13.671
11/25/2006	7.348	11.786	11/25/2010	7.171	13.231
12/25/2006	7.593	12.290	12/25/2010	7.410	13.672
01/25/2007	7.349	12.291	01/25/2011	7.172	13.231
02/25/2007	7.349	12.292			

(1) Net WAC Cap = (Group II Net Mortgage Interest) / (Aggregate Group II Loan Balance) x (360/Actual # Days)
(2) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1Year CMT remain constant at 1.34%, 1.42 and 1.31%, respectively.
(3) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1Year CMT each remain constant at 20%.
(4) Capped at 14%

Group I Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	**0.00% / 0.00%**	**11.50% / 12.50%**	**17.25% / 18.75%**	**23.00% / 25.00%**	**28.75% / 31.25%**	**34.50% / 37.50%**
Class A-I-1						
DM @ 100.00 (ACT/360)	16.0	16.0	16.0	**16.0**	16.0	16.0
Avg. Life (yrs)	9.89	1.56	1.13	**0.90**	0.76	0.66
Mod. Duration (yrs)	9.09	1.55	1.12	**0.90**	0.76	0.66
Window	Mar03 - Sep18	Mar03 - Apr06	Mar03 - Apr05	**Mar03 - Oct04**	Mar03 - Jul04	Mar03 - Apr04
Class A-I-2						
Yield @ 100.00 (30/360)	2.792	2.753	2.730	**2.709**	2.687	2.666
Avg. Life (yrs)	17.91	3.81	2.61	**2.00**	1.63	1.37
Mod. Duration (yrs)	13.91	3.57	2.48	**1.92**	1.57	1.33
Window	Sep18 - Feb23	Apr06 - Sep07	Apr05 - Mar06	**Oct04 - Jun05**	Jul04 - Jan05	Apr04 - Sep04
Class A-I-3						
Yield @ 100.00 (30/360)	3.431	3.404	3.384	**3.364**	3.343	3.324
Avg. Life (yrs)	22.82	6.22	4.05	**3.00**	2.36	1.96
Mod. Duration (yrs)	15.59	5.50	3.72	**2.80**	2.23	1.87
Window	Feb23 - May28	Sep07 - Dec11	Mar06 - Jun08	**Jun05 - Jan07**	Jan05 - Jan06	Sep04 - Jul05
Class A-I-4						
Yield @ 100.00 (30/360)	4.423	4.409	4.394	**4.375**	4.356	4.332
Avg. Life (yrs)	26.72	11.67	7.38	**5.00**	3.78	2.90
Mod. Duration (yrs)	15.42	8.92	6.14	**4.39**	3.41	2.67
Window	May28 - Mar31	Dec11 - Dec17	Jun08 - Jul13	**Jan07 - Sep09**	Jan06 - Dec07	Jul05 - Nov06
Class A-I-5						
Yield @ 100.00(30/360)	5.635	5.624	5.616	**5.604**	5.588	5.571
Avg. Life (yrs)	28.31	15.12	11.25	**8.28**	6.16	4.80
Mod. Duration (yrs)	13.89	9.96	8.15	**6.46**	5.07	4.10
Window	Mar31 - Jun31	Dec17 - Apr18	Jul13 - Jun14	**Sep09 - Sep11**	Dec07 - Dec09	Nov06 - Sep08

Group I Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	0.00% / 0.00%	11.50% / 12.50%	17.25% / 18.75%	23.00% / 25.00%	28.75% / 31.25%	34.50% / 37.50%
Class A-I-6						
Yield @ 100.00(30/360)	4.654	4.638	4.633	**4.629**	4.624	4.617
Avg. Life (yrs)	13.58	7.90	7.06	**6.48**	5.84	5.14
Mod. Duration (yrs)	9.62	6.38	5.83	**5.44**	4.99	4.47
Window	Mar06 - Jun31	Mar06 - Apr18	Mar06 - Jun14	**Mar06 - Sep11**	May06 - Dec09	Jun06 - Sep08
Class M-I-1						
Yield @ 100.00(30/360)	5.480	5.460	5.446	**5.430**	5.416	5.405
Avg. Life (yrs)	25.21	10.58	7.53	**5.70**	4.66	4.06
Mod. Duration (yrs)	13.36	7.68	5.91	**4.71**	3.97	3.54
Window	Aug22 - Jun31	Jun08 - Apr18	Oct06 - Jun14	**Mar06 - Sep11**	Apr06 - Dec09	Apr06 - Sep08
Class M-I-2						
Yield @ 100.00(30/360)	5.872	5.851	5.835	**5.818**	5.802	5.789
Avg. Life (yrs)	25.19	10.55	7.48	**5.66**	4.60	3.98
Mod. Duration (yrs)	12.84	7.51	5.79	**4.62**	3.89	3.44
Window	Aug22 - Jun31	Jun08 - Apr18	Oct06 - Jun14	**Mar06 - Sep11**	Mar06 - Dec09	Mar06 - Sep08
Class M-I-3						
Yield @ 100.00(30/360)	6.349	6.321	6.301	**6.280**	6.261	6.245
Avg. Life (yrs)	24.54	9.35	6.49	**4.90**	4.00	3.47
Mod. Duration (yrs)	12.14	6.79	5.13	**4.07**	3.42	3.03
Window	Aug22 - Oct30	Jun08 - Dec16	Oct06 - Oct12	**Mar06 - Jun10**	Mar06 - Dec08	Mar06 - Nov07
Class A-I-IO						
Yield @ 0.89884 (30/360)	4.750	4.750	4.750	**4.750**	4.750	4.750
Mod. Duration (yrs)	0.80	0.80	0.80	**0.80**	0.80	0.80

Group I Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	**0.00% / 0.00%**	**11.50% / 12.50%**	**17.25% / 18.75%**	**23.00% / 25.00%**	**28.75% / 31.25%**	**34.50% / 37.50%**
Class A-I-1						
DM @ 100.00 (ACT/360)	16.0	16.0	16.0	**16.0**	16.0	16.0
Avg. Life (yrs)	9.89	1.56	1.13	**0.90**	0.76	0.66
Mod. Duration (yrs)	9.09	1.55	1.12	**0.90**	0.76	0.66
Window	Mar03 - Sep18	Mar03 - Apr06	Mar03 - Apr05	**Mar03 - Oct04**	Mar03 - Jul04	Mar03 - Apr04
Class A-I-2						
Yield @ 100.00 (30/360)	2.792	2.753	2.730	**2.709**	2.687	2.666
Avg. Life (yrs)	17.91	3.81	2.61	**2.00**	1.63	1.37
Mod. Duration (yrs)	13.91	3.57	2.48	**1.92**	1.57	1.33
Window	Sep18 - Feb23	Apr06 - Sep07	Apr05 - Mar06	**Oct04 - Jun05**	Jul04 - Jan05	Apr04 - Sep04
Class A-I-3						
Yield @ 100.00 (30/360)	3.431	3.404	3.384	**3.364**	3.343	3.324
Avg. Life (yrs)	22.82	6.22	4.05	**3.00**	2.36	1.96
Mod. Duration (yrs)	15.59	5.50	3.72	**2.80**	2.23	1.87
Window	Feb23 - May28	Sep07 - Dec11	Mar06 - Jun08	**Jun05 - Jan07**	Jan05 - Jan06	Sep04 - Jul05
Class A-I-4						
Yield @ 100.00 (30/360)	4.423	4.409	4.394	**4.375**	4.356	4.332
Avg. Life (yrs)	26.72	11.67	7.38	**5.00**	3.78	2.90
Mod. Duration (yrs)	15.42	8.92	6.14	**4.39**	3.41	2.67
Window	May28 - Mar31	Dec11 - Dec17	Jun08 - Jul13	**Jan07 - Sep09**	Jan06 - Dec07	Jul05 - Nov06
Class A-I-5						
Yield @ 100.00 (30/360)	5.639	5.691	5.694	**5.696**	5.679	5.631
Avg. Life (yrs)	28.99	19.20	14.35	**10.74**	7.79	5.55
Mod. Duration (yrs)	14.02	11.39	9.53	**7.76**	6.04	4.58
Window	Mar31 - Dec32	Dec17 - Oct30	Jul13 - Mar26	**Sep09 - May21**	Dec07 - Dec17	Nov06 - May15

Group I Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	**0.00% / 0.00%**	**11.50% / 12.50%**	**17.25% / 18.75%**	**23.00% / 25.00%**	**28.75% / 31.25%**	**34.50% / 37.50%**
Class A-I-6						
Yield @ 100.00 (30/360)	4.654	4.638	4.633	**4.630**	4.628	4.627
Avg. Life (yrs)	13.58	7.92	7.11	**6.62**	6.32	6.15
Mod. Duration (yrs)	9.62	6.39	5.86	**5.52**	5.32	5.20
Window	Mar06 - Oct32	Mar06 - Aug30	Mar06 - Dec25	**Mar06 - Feb21**	May06 - Nov17	Jun06 - Mar15
Class M-I-1						
Yield @ 100.00 (30/360)	5.480	5.462	5.448	**5.434**	5.420	5.410
Avg. Life (yrs)	25.34	11.27	8.02	**6.10**	4.98	4.32
Mod. Duration (yrs)	13.38	7.95	6.15	**4.94**	4.18	3.72
Window	Aug22 - Jul32	Jun08 - Dec24	Oct06 - Mar19	**Mar06 - Oct15**	Apr06 - Mar13	Apr06 - May11
Class M-I-2						
Yield @ 100.00 (30/360)	5.872	5.851	5.836	**5.820**	5.804	5.791
Avg. Life (yrs)	25.24	10.76	7.63	**5.78**	4.69	4.05
Mod. Duration (yrs)	12.85	7.59	5.86	**4.69**	3.95	3.49
Window	Aug22 - Feb32	Jun08 - Jun21	Oct06 - Nov16	**Mar06 - Jul13**	Mar06 - May11	Mar06 - Nov09
Class M-I-3						
Yield @ 100.00 (30/360)	6.349	6.321	6.301	**6.280**	6.261	6.245
Avg. Life (yrs)	24.54	9.35	6.49	**4.90**	4.00	3.47
Mod. Duration (yrs)	12.14	6.79	5.13	**4.07**	3.42	3.03
Window	Aug22 - Oct30	Jun08 - Dec16	Oct06 - Oct12	**Mar06 - Jun10**	Mar06 - Dec08	Mar06 - Nov07
Class A-I-IO						
Yield @ 0.89884 (30/360)	4.750	4.750	4.750	**4.750**	4.750	4.750
Mod. Duration (yrs)	0.80	0.80	0.80	**0.80**	0.80	0.80

Group II Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	**0.00% / 0.00%**	**11.50% / 12.50%**	**17.25% / 18.75%**	**23.00% / 25.00%**	**28.75% / 31.25%**	**34.50% / 37.50%**
Class A-II						
DM @ 100.00 (ACT/360)	38.0	38.0	38.0	**38.0**	38.0	38.0
Avg. Life (yrs)	18.47	5.63	3.88	**2.92**	2.32	1.91
Mod. Duration (yrs)	15.38	5.22	3.69	**2.81**	2.26	1.87
Window	Mar03 - Sep31	Mar03 - Jun18	Mar03 - Oct13	**Mar03 - Jan11**	Mar03 - May09	Mar03 - Mar08

Group II Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	**0.00% / 0.00%**	**11.50% / 12.50%**	**17.25% / 18.75%**	**23.00% / 25.00%**	**28.75% / 31.25%**	**34.50% / 37.50%**
Class A-II						
DM @ 100.00 (ACT/360)	38.1	39.9	40.3	**40.5**	40.5	40.5
Avg. Life (yrs)	18.52	6.02	4.20	**3.17**	2.52	2.06
Mod. Duration (yrs)	15.42	5.51	3.94	**3.03**	2.43	2.01
Window	Mar03 - Nov32	Mar03 - Aug30	Mar03 - Jun25	**Mar03 - Jul20**	Mar03 - Nov16	Mar03 - Apr14

Contacts

North American ABS and Conduits

		Phone
NY:	Chris Schiavone	834-5372
	Tom Roh	834-5936
	Philip Li	834-5033
	Phillip Chun	834-5435

Syndicate/Sales Desk

		Phone
NY:	Brian McDonald	834-4154
	Randall Outlaw	834-4154
	Stacey Mitchell	834-4154
	Jens Hofmann	011-44-207-779-2322

Asset-Backed Trading

		Phone
NY:	Peter Basso	834-3720
	John Lennon	834-3720

***Please Direct
All Questions and Orders to the:
Syndicate Desk***

***Brian McDonald (834-4154)
Randall Outlaw (834-4154)
Stacey Mitchell (834-4154)***

RAMP Series 2003-RS1 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS1

$700,000,000 (Approximate)

Subject to Revision

January 28, 2003 - Computational Materials

The analysis in this report is based on collateral information provided by Residential Funding Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

JPMORGAN

New Issue Computational Materials

$700,000,000 (Approximate)

RAMP Series 2003-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS1

January 28, 2003

Expected Timing:	Pricing Date:	On or about January [31], 2003
	Settlement Date:	On or about February [27], 2003
	First Payment Date:	March 25, 2003
Structure:	Group I:	$300.0 million **senior/subordinate** structure
	Group II:	$400.0 million **surety** structure
	Rating Agencies:	Moody's and Standard & Poor's

Structural Summary
January 28, 2003
RAMP Series 2003-RS1 Trust
$700,000,000 (Approximate)
Subject to Revision

Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (S&P /Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WA Life (yrs.) To Call / to Mat.	Pmt. Window (mos.) to Call / # of mos.	Exp. Mat. to Call / to Mat.	Final Scheduled Maturity
A-I-1	98,100,000	AAA / Aaa	Seq Fltr [4]	0	Actual/360	0.90 / 0.90	1 – 20 / 20	10/04 / 10/04	January 2019
A-I-2	33,200,000	AAA / Aaa	Seq Fxd [7]	24	30/360	2.00 / 2.00	20 – 28 / 9	6/05 / 6/05	April 2023
A-I-3	50,700,000	AAA / Aaa	Seq Fxd [7]	24	30/360	3.00 / 3.00	28 – 47 / 20	1/07 / 1/07	May 2028
A-I-4	38,600,000	AAA / Aaa	Seq Fxd [7]	24	30/360	5.00 / 5.00	47 – 79 / 33	9/09 / 9/09	March 2031
A-I-5	29,100,000	AAA / Aaa	Seq Fxd [6,8]	24	30/360	8.28 / 10.74	79 – 103 / 25	9/11 / 5/21	February 2033
A-I-6	27,800,000	AAA / Aaa	Seq Fxd – NAS [8]	24	30/360	6.48 / 6.62	37 – 103 / 67	9/11 / 2/21	February 2033
M-I-1	12,000,000	AA / Aa2	Mez Fxd [8]	24	30/360	5.70 / 6.10	37 – 103 / 67	9/11 / 10/15	February 2033
M-I-2	7,500,000	A / A2	Mez Fxd [8]	24	30/360	5.66 / 5.78	37 – 103 / 67	9/11 / 7/13	February 2033
M-I-3	3,000,000	BBB / Baa2	Mez Fxd [8]	24	30/360	4.90 / 4.90	37 – 88 / 52	6/10 / 6/10	February 2033
A-I- IO	Notional	AAA / Aaa	Fxd – IO	24	30/360	1.00 / 1.00	1 – 30 / 30	8/05 / 8/05	August 2005
A-II [9]	400,000,000	AAA / Aaa	Fltr [5,6]	0	Actual/360	2.92 / 3.17	1 – 95 / 95	1/11 / 7/20	February 2033
Total	**$700,000,000**								

(1) Class sizes subject to a 10% variance.
(2) Pricing Prepayment Speed Assumption:
Group I Loans: 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter)
Group II Loans: 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter)
(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) to the maturity of the related Loan Group.
(4) The lesser of (i) one-month LIBOR plus the related margin and (ii) the weighted average of the net mortgage rates of the Group I Loans, adjusted for the interest payable to the Class A-I-IO Certificates from March 2003 through August 2005.
(5) The least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.
(6) If the 10% optional call for Loan Group I is not exercised, the coupon on the Class A-I-5 Certificates will increase by 0.50% per annum on the second distribution date after the first possible optional call date. Likewise, if the 10% optional call for Loan Group II is not exercised, the margin on the Class A-II Certificates will double on the second distribution date after the first possible optional call date.
(7) The pass-through rate on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates will be equal to the related fixed rate per annum.
(8) The pass-through rates on the Class A-I-5, Class A-I-6, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum, in each case subject to certain limitations, as provided herein.
(9) Ambac will guarantee timely principal and interest, *subject to certain limitations*, as described herein.

Issuer:	RAMP Series 2003-RS1 Trust.
Certificates:	The Class A-I-1 through Class A-I-6 Certificates, and the Class A-I-IO Certificates (together, the "Class A-I Certificates"), Class M-I-1 Certificates, Class M-I-2 Certificates and Class M-I-3 Certificates ("the Class M-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates, Class A-II Certificates and Class M-I Certificates are referred to as the "Certificates".
Underwriters:	J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.03% of the Group I Loans and approximately 95.40% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Class A-II Certificate Insurer:	Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's and AAA by Standard & Poor's.
Trustee:	JPMorgan Chase Bank
Prepayment Assumption:	Group I – 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter). Group II – 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter).
Statistical Calculation Date:	January 1, 2003. The weighted average mortgage loan characteristics presented herein are not expected to materially change at closing.
Cut-Off Date:	February 1, 2003.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing in March 2003.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A-I, Class M-I-1 and Class A-II Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2 and Class M-I-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that the Class A-I and Class A-II Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Optional Call: If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. However, no termination of the trust with respect to the Group I Loans will be permitted if the Class A-II Certificate Insurer can show a reasonable probability that it would result in a draw on the Policy, and no termination of the trust with respect to the Group II Loans will be permitted if it would result in a draw on the Policy, unless the Class A-II Certificate Insurer consents to the termination. The optional calls are independent of each other.

Credit Enhancement:

A. Loan Group I Subordination (Class A-I and Class M-I Certificates only).
Except as described below, with respect to the Group I Loans, if the Class M-I Certificates remain outstanding, losses on the Group I Loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class M-I Certificates with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M-I Certificates are outstanding, all such losses will be allocated to the Class A-I Certificates as described in the prospectus supplement.

Class	Initial Subordination*
Class A-I	[8.25]%
Class M-I-1	[4.25]%
Class M-I-2	[1.75]%
Class M-I-3	[0.75]%

* Includes the overcollateralization provisions as described herein

B. Ambac Wrap ("The Policy"; Class A-II Certificates only).
Ambac will guarantee: (a) interest on the Class A-II Certificates at the related Pass-Through Rate, (b) the amount of any losses allocated to the Class A-II Certificates not covered by excess cash flow or overcollateralization and (c) the payment of principal on the Class A-II Certificates by no later than the February 2033 distribution date. The Policy will not guarantee any interest shortfalls relating to the Relief Act, prepayment interest shortfalls, basis risk shortfalls, or any deferred interest with respect to the loans with a negative amortization feature.

C. Overcollateralization ("OC").

	Group I	Group II
Initial (%Orig.)	0.00%	0.00%
OC Target (% Orig.)	[0.75%]	[7.00%]
Stepdown OC Target (% Current)	[1.50%] (1)	[14.00%] (1)
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	[None]	[None]

(1) *Subject to certain trigger events as specified in the underlying documents.*

D. Cross-collateralization.
The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

E. Excess Spread.

- Group I: Initially equal to approximately 306 bps per annum (before losses) and is expected to be available to build OC starting on the March 2003 Distribution Date.
- Group II: Initially equal to approximately 593 bps per annum (before losses) and is expected to be available to build OC starting on the March 2003 Distribution Date.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of interest to the related certificates in the priority described herein;

(2) Distribution of principal to the related certificates, other than the Class A-I-IO Certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, other than the Class A-I-IO Certificates, and subsequently, to the non-related Class A Certificates, other than the Class A-I-IO Certificates, to cover some realized losses, in the priority described herein;

(4) Reimbursement to the certificate insurer for prior draws made on The Policy;

(5) Distribution of additional principal to the related certificates, other than the Class A-I-IO Certificates, and subsequently, to the non-related certificates, other than the Class A-I-IO Certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates in respect of prepayment interest shortfalls;

(7) Payment to the Class A-II Certificates in respect of any Basis Risk Shortfall Carry-Forward Amount;

(8) Payment of any Group I Net WAC Cap Carry Forward Amount sequentially as follows (a) first, to the Class A-I Certificates, on a pro rata basis, and (b) second, to the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates, in that order; and

(9) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Classes A-I-2 through Class A-I-6, Class A-I-IO and Class M-I: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1 and Class A-II: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (x) One-Month LIBOR plus __% (the "Class A-I-1 Margin"), and (y) the Class A-I-1 Net WAC Cap.
- For the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupons.
- For the Class A-I-6 Certificates, interest will accrue from the March 2003 Distribution Date through the August 2005 Distribution Date at a fixed rate, equal to the lesser of (a) the respective fixed rate coupon and (b) the Group I Adjusted Net WAC Cap, thereafter at a fixed rate, equal to the respective fixed rate coupon.
- The fixed rate coupon on the Class A-I-5 Certificates will increase by 0.50% per annum for any Distribution Date on and after the second Distribution Date after the first possible Optional Call Date.
- For the Class A-I-5, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates, interest will accrue from the March 2003 Distribution Date through the August 2005 Distribution Date at a fixed rate, equal to the lesser of (a) the respective fixed rate coupon and (b) the Group I Adjusted Net WAC Cap.
- For the Class A-I-IO Certificates, the coupon as described on page 29.

Group II Pass-Through Rate:

- The Class A-II Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus __% (the "Class A-II Margin"), and for any Distribution Date on and after the second Distribution Date following the first Optional Call Date, One-Month LIBOR plus 2 times the Class A-II Margin, (y) 14%, and (z) the Group II Net WAC Cap.

Group I Adjusted Net WAC Cap:

For the March 2003 distribution date through the August 2005 distribution date, a per annum rate equal to (1) the Group I Net WAC Cap Rate minus (2) the Pass-Through Rate for the Class A-I-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-I-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate principal balance of the Group I Loans immediately prior to such distribution date. For any distribution date after the August 2005 distribution date, the Group I Net WAC Cap Rate.

Group I Net WAC Cap Rate:

For any distribution date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs.

Class A-I-1 Net WAC Cap:

The product of (x) the Group I Adjusted Net WAC Cap and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

Group I Net WAC Cap Carry-Forward Amount: As to any Distribution Date for the Class A-I (other than the Class A-I-IO) and Class M-I Certificates, the sum of:

(i) the excess, if any, of interest due such Certificates (without regard to the Group I Adjusted Net WAC Cap or the Class A-I-1 Net WAC Cap, as applicable) over interest due such Certificates at a rate equal to the Group I Adjusted Net WAC Cap or the Class A-I-1 Net WAC Cap, as applicable;

(ii) any amounts as described in clause (i) remaining unpaid from prior Distribution Dates; and

(iii) interest on the amount in clause (ii) at the related pass-through rate (without regard to the Group I Adjusted Net WAC Cap or Class A-I-1 Net WAC Cap).

Class A-I-IO Certificates: The notional principal balance of the Class A-I-IO Certificates will be equal to the lesser of (i) the applicable amount shown in the schedule found on page 29 and (ii) the aggregate principal balance of the Group I Loans as of the end of the preceding due period.

Group II Net WAC Cap: With respect to any Distribution Date and the Group II Certificates, the product of (x) the weighted average of the Net Mortgage Rates of the Group II Loans, and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates is limited to the Group II Net WAC Cap, the resulting shortfall will carry forward with interest, thereon, subject to a maximum of 14% (the "Basis Risk Shortfall Carry-Forward Amount").

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:

0.329% for Group I
0.497% for Group II

The Policy premium for the Class A-II Certificates as stated in the underlying documents.

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee, (b) the sub-servicing fee and (c) the rate at which The Policy premium accrues.

Compensating Interest: With respect to each loan group, the Master Servicer will be required to cover prepayment interest shortfalls in full up to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer plus reinvestment income for such distribution date with respect to that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan. Advances are required to be made only to the extent they are deemed by the master servicer to be recoverable from related late collections, insurance proceeds or liquidation proceeds.

Group I Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, the excess, if any, of the aggregate principal balance of the Group I Loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate principal balance of the Class A-I Certificates and Class M-I Certificates, other than the Class A-I-IO Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, [0.75]% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) [1.50]% of the then current aggregate principal balance of the Group I Loans as of the end of the related Due Period and (ii) the Group I Overcollateralization Floor; provided, however, that if a Group I Trigger Event is in effect, the Group I Required Overcollateralization Amount shall be such amount on the immediately preceding Distribution Date.

Group I Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in March 2006 and (y) the first Distribution Date on which the sum of the aggregate principal balance of the Class M-I Certificates and the Group I Overcollateralization Amount immediately prior to that Distribution Date is equal to or greater than [16.50]% of the aggregate principal balance of the Group I Loans as of the end of the preceding due period.

Group I Trigger Event: A Group I Trigger Event is in effect with respect to any Distribution Date if the three-month average of sixty-day or more delinquent loans (including foreclosure and REO), as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds the Group I Senior Enhancement Percentage.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate principal balance of the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates and (ii) the Group I Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Group I Overcollateralization Floor: As to the Group I Loans, an amount equal to 0.50% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date.

Group I Overcollateralization Increase Amount: With respect to any Distribution Date and the Group I Loans, an amount equal to the lesser of (i) available excess cash flow from the Group I Loans and (ii) the excess, if any, of (x) the related Group I Required Overcollateralization Amount for that Distribution Date over (y) the Group I Overcollateralization Amount for that Distribution Date.

Group I Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Group I Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Group I Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Group I Loans for that Distribution Date.

Group I Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Group I Overcollateralization Amount over the Group I Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans and (b) the Group I Overcollateralization Increase Amount less (c) the Group I Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions: The Class A-I Principal Distribution Amount for any applicable Distribution Date will be distributed to the Class A-I-1 through Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.

**Class A-I-6
Pro Rata Distribution Amount:** For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

**Class A-I-6 Lockout
Distribution Amount:** For any distribution date, the product of (x) the Class A-I-6 Lockout Percentage for that distribution date and (y) the Class A-I-6 Pro Rata Distribution Amount for that distribution date. In no event shall the Class A-I-6 Distribution Amount for a distribution date exceed the Group I Principal Distribution Amount for that distribution date.

Class A-I-6 Lockout Percentage

Distribution Dates	Lockout Percentage
Mar. 2003 through and including Feb. 2006	0%
Mar. 2006 through and including Feb. 2008	45%
Mar. 2008 through and including Feb. 2009	80%
Mar. 2009 through and including Feb. 2010	100%
Mar. 2010 and thereafter	300%

**Class M-I-1
Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage: As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below.

Class	Percentage
A-I	[83.50]%
M-I-1	[91.50]%
M-I-2	[96.50]%
M-I-3	[98.50]%

Group II Principal Distributions: Group II available principal will be distributed to the Class A-II Certificates until paid in full.

Group II Stepdown Date: The later to occur of (x) the Distribution Date in September 2005 and (y) the first Distribution Date on which the Group II overcollateralization amount immediately prior to that Distribution Date is equal to or greater than [14.00]% of the aggregate stated principal balance of the Group II Loans as of the end of the preceding due period.

Collateral Description:

Two groups: Group I (fixed) and Group II (adjustable).

- Loan Group I will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $300,296,840 as of the Cut-off Date.
- Loan Group II will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $400,500,532 as of the Cut-off Date.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs. Examples include mortgage loans with greater debt-to-income ratios, mortgage loans with a combination of higher LTV for reduced documentation type, or mortgage loans with a combination of higher LTV for the credit grade.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf.
- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf.
- Home Solution program, under which Residential Funding purchases first lien mortgage loans with LTV's up to 107 and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf.
- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf.

RAMP Series 2003-RS1 – Collateral Characteristics (Group I Loans)

Summary Report

Principal Balance	$300,296,839.57
Number of Mortgage Loans	1,816

	Average	Minimum	Maximum
Original Principal Balance	$165,742	$25,000	$1,500,000

	Weighted Average	Minimum	Maximum
Original Term (mos)	328	120	360
Remaining Term to Maturity (mos)	326	115	360
Age (mos)	2	0	19
Mortgage Rate	7.665%	5.500%	13.000%
Loan-to-Value Ratio	84.96%	20.00%	107.00%
Credit Score	674	491	813

Lien Position	% of Loan Group
1st Lien	100.00%

Occupancy	% of Loan Group
Primary Residence	89.54%
Second/Vacation	1.85%
Non-Owner Occupied	8.61%

Documentation	% of Loan Group
Full Documentation	37.38%
Reduced Documentation	62.62%

Servicing	% of Loan Group
Homecomings	96.03%

Delinquency	% of Loan Group
Current	99.75%
30 to 59 Days Delinquent	0.25%

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	74.48%
Alternet Exceptions (RASC)	9.95%
Jumbo A Exceptions (RFMSI)	11.30%
Home Solution Exceptions (RAMP-RZ)	4.27%

Loan Purpose	% of Loan Group
Purchase	57.93%
Equity Refinance	28.32%
Rate/Term Refinance	13.75%

Property Type	% of Loan Group
Single Family Detached	57.14%
2 to 4 Family Units	17.77%
PUD (detached)	15.52%
Condo Low-Rise	5.97%
PUD (attached)	1.94%
Manufactured Home	0.86%
Townhouse	0.41%
Condo High-Rise	0.39%
Condo Mid-Rise	0.01%

Percent of Pool with Prepayment Penalty	45.35%
Percent of Pool Over 80% LTV with MI	81.31%

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance
499 or less	1	$34,287	0.01%
500 to 519	5	365,438	0.12
520 to 539	5	334,954	0.11
540 to 559	7	331,536	0.11
560 to 579	14	1,015,144	0.34
580 to 599	59	4,844,928	1.61
600 to 619	95	11,699,308	3.90
620 to 639	333	52,930,675	17.63
640 to 659	357	59,429,694	19.79
660 to 679	315	52,666,279	17.54
680 to 699	217	39,510,746	13.16
700 to 719	156	29,392,313	9.79
720 to 739	86	15,839,939	5.27
740 to 759	65	11,413,092	3.80
760 or greater	92	19,411,505	6.46
Subtotal with Credit Scores:	**1,807**	**$299,219,838**	**99.64%**
Not Available (1)	9	1,077,001	0.36
Total:	**1,816**	**$300,296,840**	**100.00%**

(1) Group I Loans indicated as having a Credit Score that is "not available" include mortgage Loans where the Credit Score was not provided by the related seller and Group I Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 100,000	692	$49,523,810	16.49%
100,001 to 200,000	603	85,225,446	28.38
200,001 to 300,000	285	69,581,895	23.17
300,001 to 400,000	155	53,717,000	17.89
400,001 to 500,000	50	22,349,952	7.44
500,001 to 600,000	17	9,250,731	3.08
600,001 to 700,000	9	5,806,730	1.93
700,001 to 800,000	2	1,507,271	0.50
800,001 to 900,000	1	862,395	0.29
900,001 to 1,000,000	1	972,901	0.32
1,000,001 to 1,500,000	1	1,498,709	0.50
Total:	**1,816**	**$300,296,840**	**100.00%**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
5.500 to 5.999	18	$5,857,469	1.95%
6.000 to 6.499	116	35,267,294	11.74
6.500 to 6.999	183	43,050,423	14.34
7.000 to 7.499	211	34,350,847	11.44
7.500 to 7.999	399	62,876,504	20.94
8.000 to 8.499	366	54,544,799	18.16
8.500 to 8.999	286	42,203,661	14.05
9.000 to 9.499	68	7,747,532	2.58
9.500 to 9.999	102	9,838,453	3.28
10.000 to 10.499	32	2,264,356	0.75
10.500 to 10.999	20	1,311,089	0.44
11.000 to 11.499	6	393,496	0.13
11.500 to 11.999	6	458,084	0.15
12.000 to 12.499	1	71,283	0.02
12.500 to 12.999	1	31,584	0.01
13.000 to 13.499	1	29,965	0.01
Total:	**1,816**	**$300,296,840**	**100.00%**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
5.000 to 5.499	11	$4,212,079	1.40%
5.500 to 5.999	89	27,622,679	9.20
6.000 to 6.499	164	41,061,842	13.67
6.500 to 6.999	203	35,742,377	11.90
7.000 to 7.499	359	55,652,098	18.53
7.500 to 7.999	407	62,321,106	20.75
8.000 to 8.499	319	47,849,927	15.93
8.500 to 8.999	98	11,490,561	3.83
9.000 to 9.499	97	9,050,567	3.01
9.500 to 9.999	44	3,546,637	1.18
10.000 to 10.499	11	830,405	0.28
10.500 to 10.999	6	368,390	0.12
11.000 to 11.499	5	415,339	0.14
11.500 to 11.999	1	71,283	0.02
12.000 to 12.499	2	61,549	0.02
Total:	**1,816**	**$300,296,840**	**100.00%**

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 to 50.00	33	$5,400,489	1.80%
50.01 to 55.00	16	3,954,130	1.32
55.01 to 60.00	29	5,590,663	1.86
60.01 to 65.00	39	8,880,821	2.96
65.01 to 70.00	53	11,433,389	3.81
70.01 to 75.00	80	16,240,877	5.41
75.01 to 80.00	401	79,829,529	26.58
80.01 to 85.00	89	14,297,020	4.76
85.01 to 90.00	274	43,480,939	14.48
90.01 to 95.00	485	77,397,471	25.77
95.01 to 100.00	286	30,259,547	10.08
100.01 to 110.00	31	3,531,966	1.18
Total:	**1,816**	**$300,296,840**	**100.00%**

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	144	$39,831,051	13.26%
Florida	242	28,394,670	9.46
New York	115	28,125,280	9.37
New Jersey	118	27,006,702	8.99
Illinois	141	26,517,779	8.83
Arizona	99	14,407,100	4.80
Colorado	54	10,517,600	3.50
Georgia	55	10,431,096	3.47
Massachusetts	32	9,510,036	3.17
Other	816	105,555,525	35.15
Total:	**1,816**	**$300,296,840**	**100.00%**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	1,070	$173,961,134	57.93%
Equity Refinance	559	85,054,079	28.32
Rate/Term Refinance	187	41,281,627	13.75
Total:	**1,816**	**$300,296,840**	**100.00%**

Occupancy Types of the Group I Loans

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary Residence	1,559	$268,884,259	89.54%
Non-Owner Occupied	231	25,853,677	8.61
Second/Vacation	26	5,558,904	1.85
Total:	**1,816**	**$300,296,840**	**100.00%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single-family detached	1,081	$171,582,219	57.14%
Two- to four-family units	267	53,348,641	17.77
Planned Unit Developments (detached)	227	46,608,494	15.52
Condo Low-Rise (less than 5 stories)	150	17,929,782	5.97
Planned Unit Developments (attached)	40	5,816,965	1.94
Manufactured Home	34	2,569,395	0.86
Townhouse	14	1,242,291	0.41
Condo High-Rise (9 stories or more)	2	1,161,653	0.39
Condo Mid-Rise (5 to 8 stories)	1	37,400	0.01
Total:	**1,816**	**$300,296,840**	**100.00%**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Reduced Documentation	1,114	$188,042,824	62.62%
Full Documentation	702	112,254,016	37.38
Total:	**1,816**	**$300,296,840**	**100.00%**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
None	828	$164,100,268	54.65%
12 Months	308	58,188,373	19.38
24 Months	11	987,257	0.33
36 Months	395	41,227,614	13.73
60 Months	270	35,372,219	11.78
Other [(1)]	4	421,109	0.14
Total:	**1,816**	**$300,296,840**	**100.00%**

(1) Not 0, 12, 24,36 or 60 months and not more than 60 months.

RAMP Series 2003-RS1 – Collateral Characteristics (Group II Loans)

Summary Report

Principal Balance	$400,500,531.84
Number of Mortgage Loans	2,535

	Average	Minimum	Maximum
Original Principal Balance	$158,318	$25,000	$1,000,000

	Weighted Average	Minimum	Maximum
Original Term (mos)	360	337	360
Remaining Term to Maturity (mos)	357	327	360
Age (mos)	3	0	16
Mortgage Rate	8.146%	4.250%	12.560%
Loan-to-Value Ratio	90.57%	17.00%	109.00%
Credit Score	641	492	810
Margin	6.684%	2.000%	12.170%
Initial Periodic Cap	3.217%	1.000%	7.000%
Periodic Cap	1.248%	1.000%	5.000%
Maximum Mortgage Rate	14.298%	9.250%	18.560%
Minimum Mortgage Rate	7.232%	2.000%	12.560%
Next Rate Adj. (mos)	30	2	119

Lien Position	% of Loan Group
1st Lien	100.00%

Occupancy	% of Loan Group
Primary Residence	93.60%
Non-Owner Occupied	5.85%
Second/Vacation	0.55%

Documentation	% of Loan Group
Full Documentation	66.49%
Reduced Documentation	33.51%

Servicing	% of Loan Group
Homecomings	95.40%

Delinquency	% of Loan Group
Current	98.85%
30 to 59 Days Delinquent	1.15%

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	18.22%
Alternet Exceptions (RASC)	72.64%
Jumbo A Exceptions (RFMSI)	7.48%
Home Solution Exceptions (RAMP-RZ)	1.66%

Loan Purpose	% of Loan Group
Purchase	48.82%
Equity Refinance	42.73%
Rate/Term Refinance	8.44%

Property Type	% of Loan Group
Single Family Detached	74.68%
PUD (detached)	12.77%
2 to 4 Family Units	4.86%
Condo Low-Rise	4.79%
PUD (attached)	1.77%
Townhouse	0.85%
Manufactured Home	0.14%
Condo High-Rise	0.13%
Condo Mid-Rise	0.01%

Percent of Pool with Prepayment Penalty	77.22%
Percent of Pool Over 80% LTV with MI	28.12%

JPMorgan

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance
499 or less	1	$53,819	0.01%
500 to 519	50	6,199,754	1.55
520 to 539	40	6,294,069	1.57
540 to 559	49	6,649,411	1.66
560 to 579	178	25,787,055	6.44
580 to 599	385	50,678,648	12.65
600 to 619	526	73,277,180	18.30
620 to 639	380	55,498,958	13.86
640 to 659	295	47,098,572	11.76
660 to 679	188	35,318,231	8.82
680 to 699	121	21,960,369	5.48
700 to 719	101	19,469,526	4.86
720 to 739	80	16,704,975	4.17
740 to 759	58	16,216,311	4.05
760 or greater	80	19,104,451	4.77
Subtotal with Scores	**2,532**	**$400,311,327**	**99.95%**
Not Available (1)	3	189,205	0.05
Total:	**2,535**	**$400,500,532**	**100.00%**

(1) Group II Loans indicated as having a Credit Score that is "not available" include mortgage Loans where the Credit Score was not provided by the related seller and Group II Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0 to 100,000	780	$59,090,925	14.75%
100,001 to 200,000	1,212	171,231,052	42.75
200,001 to 300,000	330	80,475,470	20.09
300,001 to 400,000	112	38,926,451	9.72
400,001 to 500,000	67	30,345,071	7.58
500,001 to 600,000	24	13,020,817	3.25
600,001 to 700,000	5	3,274,087	0.82
700,001 to 800,000	3	2,285,999	0.57
800,001 to 900,000	1	862,379	0.22
900,000 or greater	1	988,282	0.25
Total:	**2,535**	**$400,500,532**	**100.00%**

Mortgage Rates of the Group II Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
4.000 to 4.499	3	$1,186,648	0.30%
4.500 to 4.999	10	4,342,533	1.08
5.000 to 5.499	37	12,620,715	3.15
5.500 to 5.999	68	16,950,667	4.23
6.000 to 6.499	91	20,962,667	5.23
6.500 to 6.999	166	34,115,013	8.52
7.000 to 7.499	121	23,668,330	5.91
7.500 to 7.999	269	48,387,975	12.08
8.000 to 8.499	292	48,064,323	12.00
8.500 to 8.999	576	81,739,654	20.41
9.000 to 9.499	333	41,552,808	10.38
9.500 to 9.999	359	43,971,262	10.98
10.000 to 10.499	127	14,517,263	3.62
10.500 to 10.999	58	6,365,894	1.59
11.000 to 11.499	16	1,480,982	0.37
11.500 to 11.999	5	325,544	0.08
12.000 to 12.499	3	161,922	0.04
12.500 to 12.999	1	86,334	0.02
Total:	**2,535**	**$400,500,532**	**100.00%**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
3.500 to 3.999	3	$1,186,648	0.30%
4.000 to 4.499	6	2,444,787	0.61
4.500 to 4.999	27	9,393,015	2.35
5.000 to 5.499	75	20,133,760	5.03
5.500 to 5.999	83	20,358,210	5.08
6.000 to 6.499	165	33,942,775	8.48
6.500 to 6.999	166	31,174,324	7.78
7.000 to 7.499	269	48,214,961	12.04
7.500 to 7.999	328	52,081,933	13.00
8.000 to 8.499	538	76,396,768	19.08
8.500 to 8.999	377	47,140,058	11.77
9.000 to 9.499	305	37,549,643	9.38
9.500 to 9.999	127	14,056,609	3.51
10.000 to 10.499	42	4,421,670	1.10
10.500 to 10.999	16	1,511,441	0.38
11.000 to 11.499	4	245,674	0.06
11.500 to 11.999	3	161,922	0.04
12.000 to 12.499	1	86,334	0.02
Total:	**2,535**	**$400,500,532**	**100.00%**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 to 50.00	17	$3,565,940	0.89%
50.01 to 55.00	6	1,540,703	0.38
55.01 to 60.00	7	1,984,364	0.50
60.01 to 65.00	18	5,078,346	1.27
65.01 to 70.00	35	10,045,991	2.51
70.01 to 75.00	72	16,532,742	4.13
75.01 to 80.00	279	57,900,939	14.46
80.01 to 85.00	142	22,380,313	5.59
85.01 to 90.00	354	56,322,376	14.06
90.01 to 95.00	473	71,494,274	17.85
95.01 to 100.00	1,119	151,940,632	37.94
100.01 to 110.00	13	1,713,911	0.43
Total:	**2,535**	**$400,500,532**	**100.00%**

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	244	$64,159,507	16.02%
Florida	271	36,733,946	9.17
Colorado	127	27,588,845	6.89
Illinois	133	23,486,114	5.86
Arizona	123	18,602,123	4.64
Ohio	147	17,677,267	4.41
Virginia	80	13,283,194	3.32
North Carolina	104	13,066,970	3.26
Michigan	96	12,646,002	3.16
Georgia	72	12,134,442	3.03
Other (1)	1,138	161,122,122	40.23
Total:	**2,535**	**$400,500,532**	**100.00%**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	1,333	$195,542,425	48.82%
Equity Refinance	1,041	171,136,805	42.73
Rate/Term Refinance	161	33,821,302	8.44
Total:	**2,535**	**$400,500,532**	**100.00%**

Occupancy Types of the Group II Loans

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary Residence	2,369	$374,860,947	93.60%
Non Owner-occupied	155	23,447,809	5.85
Second/Vacation	11	2,191,777	0.55
Total:	**2,535**	**$400,500,532**	**100.00%**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single-family detached	1,992	$299,084,041	74.68%
Planned Unit Developments (detached)	238	51,127,698	12.77
Two- to four-family units	102	19,459,041	4.86
Condo Low-Rise (less than 5 stories)	119	19,193,378	4.79
Planned Unit Developments (attached)	49	7,100,109	1.77
Townhouse	25	3,391,539	0.85
Manufactured Home	5	567,319	0.14
Condo High-Rise (9 stories or more)	4	525,371	0.13
Condo Mid-Rise (5 to 8 stories)	1	52,035	0.01
Total:	**2,535**	**$400,500,532**	**100.00%**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Full Documentation	1,819	$266,311,713	66.49%
Reduced Documentation	716	134,188,819	33.51
Total:	**2,535**	**$400,500,532**	**100.00%**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
None	421	$91,243,652	22.78%
12 Months	86	16,476,559	4.11
24 Months	1,068	157,542,597	39.34
36 Months	861	118,956,481	29.70
60 Months	88	14,622,337	3.65
Other [(1)]	11	1,658,906	0.41
Total:	**2,535**	**$400,500,532**	**100.00%**

(1) Not 0, 12, 24, 36, 48 or 60 months and no more than 60 months.

Index Types of the Group II Mortgage Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
6 Month LIBOR	2,390	$359,376,025	89.73%
1 Year LIBOR	75	16,669,753	4.16
1 Year Treasury	70	24,454,754	6.11
Total:	**2,535**	**$400,500,532**	**100.00%**

Maximum Mortgage Rates (%) of the Group II Loans

Maximum Mortgage Rates (%) Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 to 9.999	5	$1,862,178	0.46%
10.000 - 10.999	59	21,160,599	5.28
11.000 - 11.999	112	23,292,063	5.82
12.000 - 12.999	160	35,237,652	8.80
13.000 - 13.999	254	48,273,735	12.05
14.000 - 14.999	836	132,887,238	33.18
15.000 - 15.999	778	99,625,044	24.88
16.000 - 16.999	237	28,014,182	6.99
17.000 - 17.999	79	8,605,409	2.15
18.000 - 18.999	15	1,542,433	0.39
Total:	**2,535**	**$400,500,532**	**100.00%**

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
March 2003	1	$557,229	0.14%
April 2003	1	573,497	0.14
October 2003	1	478,222	0.12
November 2003	2	251,978	0.06
January 2004	2	282,382	0.07
March 2004	2	130,869	0.03
April 2004	1	42,956	0.01
May 2004	6	704,402	0.18
June 2004	10	1,682,208	0.42
July 2004	13	2,251,530	0.56
August 2004	52	7,492,895	1.87
September 2004	278	37,841,861	9.45
October 2004	691	101,145,450	25.25
November 2004	330	55,882,027	13.95
December 2004	66	11,763,725	2.94
January 2005	12	3,426,607	0.86
February 2005	1	587,329	0.15
March 2005	1	432,952	0.11
June 2005	1	398,191	0.10
July 2005	6	971,705	0.24
August 2005	10	2,503,294	0.63
September 2005	52	7,973,483	1.99
October 2005	306	41,633,735	10.40
November 2005	449	65,674,588	16.40
December 2005	20	4,312,667	1.08
September 2006	1	356,112	0.09
April 2007	1	386,679	0.10
July 2007	1	159,000	0.04
August 2007	5	1,216,167	0.30
September 2007	12	4,247,084	1.06
October 2007	32	10,251,855	2.56
November 2007	59	12,045,231	3.01
December 2007	46	9,382,827	2.34
August 2009	1	56,780	0.01
September 2009	5	2,051,000	0.51
October 2009	8	2,691,454	0.67
November 2009	31	5,119,669	1.28
December 2009	18	3,461,955	0.86
December 2012	1	78,938	0.02
Total:	**2,535**	**$400,500,532**	**100.00%**

Note Margin (%) of the Group II Loans

Note Margin (%) Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
2.000 to 2.499	58	$16,964,234	4.24%
2.500 to 2.999	176	40,998,826	10.24
3.000 to 3.499	8	2,612,585	0.65
3.500 to 3.999	29	9,323,225	2.33
4.000 to 4.499	39	6,984,865	1.74
4.500 to 4.999	60	10,776,104	2.69
5.000 to 5.499	174	34,345,570	8.58
5.500 to 5.999	82	12,698,392	3.17
6.000 to 6.499	122	19,999,087	4.99
6.500 to 6.999	156	24,086,917	6.01
7.000 to 7.499	213	33,556,376	8.38
7.500 to 7.999	274	41,768,670	10.43
8.000 to 8.499	346	46,910,935	11.71
8.500 to 8.999	350	46,163,716	11.53
9.000 to 9.499	219	27,815,695	6.95
9.500 to 9.999	131	15,441,473	3.86
10.000 to 10.499	60	6,802,984	1.70
10.500 to 10.999	20	1,719,452	0.43
11.000 to 11.499	15	1,093,994	0.27
11.500 to 11.999	2	187,637	0.05
12.000 to 12.499	1	249,795	0.06
Total:	**2,535**	**$400,500,532**	**100.00%**

Class A-I-IO Notional Balance *

Period	Notional Balance
1	$300,000,000
2	277,600,000
3	257,000,000
4	237,900,000
5	220,200,000
6	203,800,000
7	188,700,000
8	174,600,000
9	161,600,000
10	149,600,000
11	138,500,000
12	128,200,000
13	118,600,000
14	109,800,000
15	101,600,000
16	94,100,000
17	87,100,000
18	80,600,000
19	74,600,000
20	69,000,000
21	63,900,000
22	59,100,000
23	54,700,000
24	50,600,000
25	46,900,000
26	43,400,000
27	40,100,000
28	37,100,000
29	34,400,000
30	31,800,000
31 and thereafter	0

**Assumes a fixed coupon of [1.0]%*

Group II Net WAC Cap Analysis

Payment Date	Net WAC Cap (%) [1][2]	Net WAC Cap Stress (%) [1][3]	Payment Date	Net WAC Cap (%) [1][2]	Net WAC Cap Stress (%) [1][3]
03/25/2003	8.615	8.615	03/25/2007	8.137	13.610
04/25/2003	7.227	7.227	04/25/2007	7.349	12.294
05/25/2003	7.470	7.470	05/25/2007	7.595	12.704
06/25/2003	7.231	7.231	06/25/2007	7.350	12.296
07/25/2003	7.474	7.474	07/25/2007	7.595	12.976
08/25/2003	7.234	7.237	08/25/2007	7.351	12.558
09/25/2003	7.232	7.247	09/25/2007	7.351	12.559
10/25/2003	7.475	7.490	10/25/2007	7.596	12.979
11/25/2003	7.235	7.250	11/25/2007	7.351	12.566
12/25/2003	7.478	7.493	12/25/2007	7.597	12.986
01/25/2004	7.238	7.253	01/25/2008	7.352	12.568
02/25/2004	7.240	7.256	02/25/2008	7.352	12.569
03/25/2004	7.741	7.759	03/25/2008	7.860	13.437
04/25/2004	7.242	7.259	04/25/2008	7.307	12.726
05/25/2004	7.484	7.502	05/25/2008	7.550	13.151
06/25/2004	7.243	7.261	06/25/2008	7.307	12.728
07/25/2004	7.485	7.503	07/25/2008	7.551	13.153
08/25/2004	7.246	7.297	08/25/2008	7.197	13.083
09/25/2004	7.246	7.303	09/25/2008	7.156	13.195
10/25/2004	7.489	7.547	10/25/2008	7.395	13.635
11/25/2004	7.248	7.305	11/25/2008	7.157	13.195
12/25/2004	7.766	9.060	12/25/2008	7.397	13.635
01/25/2005	7.503	8.792	01/25/2009	7.158	13.195
02/25/2005	7.503	8.806	02/25/2009	7.159	13.217
03/25/2005	8.308	9.751	03/25/2009	7.927	14.000 [4]
04/25/2005	7.505	8.809	04/25/2009	7.160	13.227
05/25/2005	7.756	9.103	05/25/2009	7.399	13.668
06/25/2005	7.506	9.327	06/25/2009	7.161	13.227
07/25/2005	7.757	9.639	07/25/2009	7.400	13.668
08/25/2005	7.482	9.427	08/25/2009	7.162	13.227
09/25/2005	7.482	9.434	09/25/2009	7.163	13.229
10/25/2005	7.732	9.749	10/25/2009	7.402	13.670
11/25/2005	7.473	9.447	11/25/2009	7.164	13.229
12/25/2005	7.722	10.296	12/25/2009	7.403	13.670
01/25/2006	7.345	10.827	01/25/2010	7.165	13.229
02/25/2006	7.346	10.838	02/25/2010	7.166	13.229
03/25/2006	8.133	12.000	03/25/2010	7.934	14.000 [4]
04/25/2006	7.346	10.840	04/25/2010	7.167	13.230
05/25/2006	7.591	11.202	05/25/2010	7.406	13.671
06/25/2006	7.347	11.358	06/25/2010	7.168	13.230
07/25/2006	7.592	12.164	07/25/2010	7.407	13.671
08/25/2006	7.347	11.773	08/25/2010	7.169	13.230
09/25/2006	7.348	11.774	09/25/2010	7.169	13.230
10/25/2006	7.593	12.167	10/25/2010	7.409	13.671
11/25/2006	7.348	11.786	11/25/2010	7.171	13.231
12/25/2006	7.593	12.290	12/25/2010	7.410	13.672
01/25/2007	7.349	12.291	01/25/2011	7.172	13.231
02/25/2007	7.349	12.292			

(1) Net WAC Cap = (Group II Net Mortgage Interest) / (Aggregate Group II Loan Balance) x (360/Actual # Days)
(2) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1Year CMT remain constant at 1.34%, 1.42 and 1.31%, respectively.
(3) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1Year CMT each remain constant at 20%.
(4) Capped at 14%

Group I Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	0.00% / 0.00%	11.50% / 12.50%	17.25% / 18.75%	23.00% / 25.00%	28.75% / 31.25%	34.50% / 37.50%
Class A-I-1						
DM @ 100.00 (ACT/360)	16.0	16.0	16.0	**16.0**	16.0	16.0
Avg. Life (yrs)	9.89	1.56	1.13	**0.90**	0.76	0.66
Mod. Duration (yrs)	9.09	1.55	1.12	**0.90**	0.76	0.66
Window	Mar03 - Sep18	Mar03 - Apr06	Mar03 - Apr05	**Mar03 - Oct04**	Mar03 - Jul04	Mar03 - Apr04
Class A-I-2						
Yield @ 100.00 (30/360)	2.792	2.753	2.730	**2.709**	2.687	2.666
Avg. Life (yrs)	17.91	3.81	2.61	**2.00**	1.63	1.37
Mod. Duration (yrs)	13.91	3.57	2.48	**1.92**	1.57	1.33
Window	Sep18 - Feb23	Apr06 - Sep07	Apr05 - Mar06	**Oct04 - Jun05**	Jul04 - Jan05	Apr04 - Sep04
Class A-I-3						
Yield @ 100.00 (30/360)	3.431	3.404	3.384	**3.364**	3.343	3.324
Avg. Life (yrs)	22.82	6.22	4.05	**3.00**	2.36	1.96
Mod. Duration (yrs)	15.59	5.50	3.72	**2.80**	2.23	1.87
Window	Feb23 - May28	Sep07 - Dec11	Mar06 - Jun08	**Jun05 - Jan07**	Jan05 - Jan06	Sep04 - Jul05
Class A-I-4						
Yield @ 100.00 (30/360)	4.423	4.409	4.394	**4.375**	4.356	4.332
Avg. Life (yrs)	26.72	11.67	7.38	**5.00**	3.78	2.90
Mod. Duration (yrs)	15.42	8.92	6.14	**4.39**	3.41	2.67
Window	May28 - Mar31	Dec11 - Dec17	Jun08 - Jul13	**Jan07 - Sep09**	Jan06 - Dec07	Jul05 - Nov06
Class A-I-5						
Yield @ 100.00(30/360)	5.635	5.624	5.616	**5.604**	5.588	5.571
Avg. Life (yrs)	28.31	15.12	11.25	**8.28**	6.16	4.80
Mod. Duration (yrs)	13.89	9.96	8.15	**6.46**	5.07	4.10
Window	Mar31 - Jun31	Dec17 - Apr18	Jul13 - Jun14	**Sep09 - Sep11**	Dec07 - Dec09	Nov06 - Sep08

Group I Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	0.00% / 0.00%	11.50% / 12.50%	17.25% / 18.75%	23.00% / 25.00%	28.75% / 31.25%	34.50% / 37.50%
Class A-I-6						
Yield @ 100.00(30/360)	4.654	4.638	4.633	**4.629**	4.624	4.617
Avg. Life (yrs)	13.58	7.90	7.06	**6.48**	5.84	5.14
Mod. Duration (yrs)	9.62	6.38	5.83	**5.44**	4.99	4.47
Window	Mar06 - Jun31	Mar06 - Apr18	Mar06 - Jun14	**Mar06 - Sep11**	May06 - Dec09	Jun06 - Sep08
Class M-I-1						
Yield @ 100.00(30/360)	5.480	5.460	5.446	**5.430**	5.416	5.405
Avg. Life (yrs)	25.21	10.58	7.53	**5.70**	4.66	4.06
Mod. Duration (yrs)	13.36	7.68	5.91	**4.71**	3.97	3.54
Window	Aug22 - Jun31	Jun08 - Apr18	Oct06 - Jun14	**Mar06 - Sep11**	Apr06 - Dec09	Apr06 - Sep08
Class M-I-2						
Yield @ 100.00(30/360)	5.872	5.851	5.835	**5.818**	5.802	5.789
Avg. Life (yrs)	25.19	10.55	7.48	**5.66**	4.60	3.98
Mod. Duration (yrs)	12.84	7.51	5.79	**4.62**	3.89	3.44
Window	Aug22 - Jun31	Jun08 - Apr18	Oct06 - Jun14	**Mar06 - Sep11**	Mar06 - Dec09	Mar06 - Sep08
Class M-I-3						
Yield @ 100.00(30/360)	6.349	6.321	6.301	**6.280**	6.261	6.245
Avg. Life (yrs)	24.54	9.35	6.49	**4.90**	4.00	3.47
Mod. Duration (yrs)	12.14	6.79	5.13	**4.07**	3.42	3.03
Window	Aug22 - Oct30	Jun08 - Dec16	Oct06 - Oct12	**Mar06 - Jun10**	Mar06 - Dec08	Mar06 - Nov07
Class A-I-IO						
Yield @ 0.89884 (30/360)	4.750	4.750	4.750	**4.750**	4.750	4.750
Mod. Duration (yrs)	0.80	0.80	0.80	**0.80**	0.80	0.80

Group I Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	0.00% / 0.00%	11.50% / 12.50%	17.25% / 18.75%	23.00% / 25.00%	28.75% / 31.25%	34.50% / 37.50%
Class A-I-1						
DM @ 100.00 (ACT/360)	16.0	16.0	16.0	**16.0**	16.0	16.0
Avg. Life (yrs)	9.89	1.56	1.13	**0.90**	0.76	0.66
Mod. Duration (yrs)	9.09	1.55	1.12	**0.90**	0.76	0.66
Window	Mar03 - Sep18	Mar03 - Apr06	Mar03 - Apr05	**Mar03 - Oct04**	Mar03 - Jul04	Mar03 - Apr04
Class A-I-2						
Yield @ 100.00 (30/360)	2.792	2.753	2.730	**2.709**	2.687	2.666
Avg. Life (yrs)	17.91	3.81	2.61	**2.00**	1.63	1.37
Mod. Duration (yrs)	13.91	3.57	2.48	**1.92**	1.57	1.33
Window	Sep18 - Feb23	Apr06 - Sep07	Apr05 - Mar06	**Oct04 - Jun05**	Jul04 - Jan05	Apr04 - Sep04
Class A-I-3						
Yield @ 100.00 (30/360)	3.431	3.404	3.384	**3.364**	3.343	3.324
Avg. Life (yrs)	22.82	6.22	4.05	**3.00**	2.36	1.96
Mod. Duration (yrs)	15.59	5.50	3.72	**2.80**	2.23	1.87
Window	Feb23 - May28	Sep07 - Dec11	Mar06 - Jun08	**Jun05 - Jan07**	Jan05 - Jan06	Sep04 - Jul05
Class A-I-4						
Yield @ 100.00 (30/360)	4.423	4.409	4.394	**4.375**	4.356	4.332
Avg. Life (yrs)	26.72	11.67	7.38	**5.00**	3.78	2.90
Mod. Duration (yrs)	15.42	8.92	6.14	**4.39**	3.41	2.67
Window	May28 - Mar31	Dec11 - Dec17	Jun08 - Jul13	**Jan07 - Sep09**	Jan06 - Dec07	Jul05 - Nov06
Class A-I-5						
Yield @ 100.00 (30/360)	5.639	5.691	5.694	**5.696**	5.679	5.631
Avg. Life (yrs)	28.99	19.20	14.35	**10.74**	7.79	5.55
Mod. Duration (yrs)	14.02	11.39	9.53	**7.76**	6.04	4.58
Window	Mar31 - Dec32	Dec17 - Oct30	Jul13 - Mar26	**Sep09 - May21**	Dec07 - Dec17	Nov06 - May15

Group I Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	**0.00% / 0.00%**	**11.50% / 12.50%**	**17.25% / 18.75%**	**23.00% / 25.00%**	**28.75% / 31.25%**	**34.50% / 37.50%**
Class A-I-6						
Yield @ 100.00 (30/360)	4.654	4.638	4.633	**4.630**	4.628	4.627
Avg. Life (yrs)	13.58	7.92	7.11	**6.62**	6.32	6.15
Mod. Duration (yrs)	9.62	6.39	5.86	**5.52**	5.32	5.20
Window	Mar06 - Oct32	Mar06 - Aug30	Mar06 - Dec25	**Mar06 - Feb21**	May06 - Nov17	Jun06 - Mar15
Class M-I-1						
Yield @ 100.00 (30/360)	5.480	5.462	5.448	**5.434**	5.420	5.410
Avg. Life (yrs)	25.34	11.27	8.02	**6.10**	4.98	4.32
Mod. Duration (yrs)	13.38	7.95	6.15	**4.94**	4.18	3.72
Window	Aug22 - Jul32	Jun08 - Dec24	Oct06 - Mar19	**Mar06 - Oct15**	Apr06 - Mar13	Apr06 - May11
Class M-I-2						
Yield @ 100.00 (30/360)	5.872	5.851	5.836	**5.820**	5.804	5.791
Avg. Life (yrs)	25.24	10.76	7.63	**5.78**	4.69	4.05
Mod. Duration (yrs)	12.85	7.59	5.86	**4.69**	3.95	3.49
Window	Aug22 - Feb32	Jun08 - Jun21	Oct06 - Nov16	**Mar06 - Jul13**	Mar06 - May11	Mar06 - Nov09
Class M-I-3						
Yield @ 100.00 (30/360)	6.349	6.321	6.301	**6.280**	6.261	6.245
Avg. Life (yrs)	24.54	9.35	6.49	**4.90**	4.00	3.47
Mod. Duration (yrs)	12.14	6.79	5.13	**4.07**	3.42	3.03
Window	Aug22 - Oct30	Jun08 - Dec16	Oct06 - Oct12	**Mar06 - Jun10**	Mar06 - Dec08	Mar06 - Nov07
Class A-I-IO						
Yield @ 0.89884 (30/360)	4.750	4.750	4.750	**4.750**	4.750	4.750
Mod. Duration (yrs)	0.80	0.80	0.80	**0.80**	0.80	0.80

Group II Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	0.00% / 0.00%	11.50% / 12.50%	17.25% / 18.75%	23.00% / 25.00%	28.75% / 31.25%	34.50% / 37.50%
Class A-II						
DM @ 100.00 (ACT/360)	38.0	38.0	38.0	**38.0**	38.0	38.0
Avg. Life (yrs)	18.47	5.63	3.88	**2.92**	2.32	1.91
Mod. Duration (yrs)	15.38	5.22	3.69	**2.81**	2.26	1.87
Window	Mar03 - Sep31	Mar03 - Jun18	Mar03 - Oct13	**Mar03 - Jan11**	Mar03 - May09	Mar03 - Mar08

Group II Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	0.00% / 0.00%	11.50% / 12.50%	17.25% / 18.75%	23.00% / 25.00%	28.75% / 31.25%	34.50% / 37.50%
Class A-II						
DM @ 100.00 (ACT/360)	38.1	39.9	40.3	**40.5**	40.5	40.5
Avg. Life (yrs)	18.52	6.02	4.20	**3.17**	2.52	2.06
Mod. Duration (yrs)	15.42	5.51	3.94	**3.03**	2.43	2.01
Window	Mar03 - Nov32	Mar03 - Aug30	Mar03 - Jun25	**Mar03 - Jul20**	Mar03 - Nov16	Mar03 - Apr14

Contacts

North American ABS and Conduits

		Phone
NY:	Chris Schiavone	834-5372
	Tom Roh	834-5936
	Philip Li	834-5033
	Phillip Chun	834-5435

Syndicate/Sales Desk

		Phone
NY:	Brian McDonald	834-4154
	Randall Outlaw	834-4154
	Stacey Mitchell	834-4154
	Jens Hofmann	011-44-207-779-2322

Asset-Backed Trading

		Phone
NY:	Peter Basso	834-3720
	John Lennon	834-3720

Please Direct
All Questions and Orders to the:
Syndicate Desk

Brian McDonald (834-4154)
Randall Outlaw (834-4154)
Stacey Mitchell (834-4154)